                                                               PAGE 1 OF 6 PAGES

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           SIRROM CAPITAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    829905108
                                 (CUSIP Number)

                              THE FINOVA GROUP INC.
                             1850 N. CENTRAL AVENUE
                                  P.O. BOX 2209
                           PHOENIX, ARIZONA 85002-2209

                                 (602) 207-1019

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 JANUARY 6, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and file copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                               ------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               PAGE 2 OF 6 PAGES

                                  SCHEDULE 13D

CUSIP NO. 829905108

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THE FINOVA GROUP INC.   TAX I.D. 86-0695381

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

                         N/A - SEE ITEM 3
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)
                                                                          [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                               7    SOLE VOTING POWER

  NUMBER OF                            -0-
    SHARES
 BENEFICIALLY                  -------------------------------------------------
   OWNED BY                    8    SHARED VOTING POWER
     EACH                           6,847,037 SHARES OF COMMON STOCK
  REPORTING                         [note Options?]
    PERSON                     -------------------------------------------------
     WITH                      9    SOLE DISPOSITIVE POWER

                                       -0-
                               -------------------------------------------------
                               10   SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,847,037 SEE ITEM 5

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.71% - SEE ITEM 5

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               PAGE 3 OF 6 PAGES

      ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the common stock, no par value per share (the "Sirrom Common Stock") of Sirrom Capital Corporation, a Tennessee corporation ("Sirrom"). Sirrom's principal executive office is at 500 Church Street, Suite 200, Nashville, Tennessee 37219.

      ITEM 2.  IDENTITY AND BACKGROUND.

      The FINOVA Group Inc. ("FINOVA" or "We") is filing this Schedule 13-D. FINOVA is a Delaware corporation. FINOVA's principal business is providing commercial finance and capital to mid-size businesses in the United States and abroad.

      The address of the principal business and office of FINOVA is 1850 N. Central Avenue P.O. Box 2209 Phoenix, Arizona 85002-2209.

      During the past five (5) years, FINOVA has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to those laws.

      ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      This Schedule 13D is filed on behalf of FINOVA in connection with that certain Voting Agreement (the "Voting Agreement," incorporated as Exhibit 1) dated January 6, 1999 among FINOVA and certain shareholders of Sirrom (the "Shareholders"), described in the response to Items 4 and 7. The Shareholders are the present directors of Sirrom. FINOVA has not expended any funds in connection with the Voting Agreement. FINOVA has agreed to acquire, by way of merger, all of the outstanding Common Stock of Sirrom as noted in Item 4 below. The Voting Agreement is a required part of that arrangement. FINOVA has expended its own funds in negotiating the merger agreement and related documents.

      ITEM 4.  PURPOSE OF TRANSACTION.

      On January 6, 1999, Sirrom and FINOVA entered into an Agreement and Plan of Merger (the "Merger Agreement," incorporated as Exhibit 2). The Merger Agreement provides, among other things, for the merger of Sirrom with FINOVA Newco Inc., a wholly-owned subsidiary of FINOVA (the "Merger"), with Sirrom as the surviving corporation (the "Surviving Corporation"). The Merger contemplates that approximately 100% of the issued and outstanding shares of Sirrom Common Stock will be converted into shares of FINOVA common stock, $0.01 par value per share ("FINOVA Common Stock"). The Merger will become effective at the time as the certificate or articles of merger, as the case may be, is duly filed with the Secretary of State of the State of Delaware and Tennessee, respectively, or at such later time as is specified in the certificate or articles of merger, as the case may be (the "Effective Time"). From and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of Sirrom, all as provided under Tennessee law. The Merger is subject to customary conditions, including approval and adoption of the Merger Agreement by the shareholders of Sirrom.

      The Shareholders executed the Voting Agreement to help induce FINOVA to enter into the Merger Agreement.

                                                               PAGE 4 OF 6 PAGES

      As a result of the provisions of the Voting Agreement, FINOVA and the Shareholders may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the "Exchange Act"). Pursuant to Rule 13d-4, the filing of this Schedule 13D shall not be construed as an admission that FINOVA is, for the purpose of Section 13(d) or 13(g) of the Exchange Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any shares of Sirrom Common Stock held by any other members of any such group.

      Each Shareholder has agreed to vote his or her shares of Sirrom Common Stock to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger and any transactions related thereto at any meeting or meetings of the shareholders of Sirrom, and at any adjournment thereof, at which the Merger Agreement and other related agreements (or any amended version or versions thereof), or any other actions, are submitted for the consideration and vote of the shareholders of Sirrom.

      Each of the Shareholders has also agreed that he or she will vote any of his or her shares of Sirrom Common Stock against the approval of (i) any other merger, consolidation, combination, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Sirrom, (ii) any other Acquisition Proposal or (iii) any amendment of Sirrom's Charter or by-laws or other proposal or transaction involving Sirrom or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement including any consent to the treatment of any shares of Sirrom Common Stock or other Securities in or in connection with the transaction.

      Each of the Shareholders has irrevocably appointed Samuel L. Eichenfield, Matthew Breyne, Glenn E. Gray or any other individual designated by FINOVA and each of them, as proxy for and on behalf of the Shareholder to vote (including, without limitation, the taking of action by written consent) his or her shares of Sirrom Common Stock for and in the name, place and stead of the Shareholder for the matters and in the manner contemplated above.

      Each of the Shareholders has agreed, except as contemplated by the terms of the Merger Agreement, not to (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any Contract (as defined in the Voting Agreement), option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any shares of Sirrom Common Stock or any other Securities (as defined in the Voting Agreement) of Sirrom to any person or entity other than FINOVA or FINOVA's designee, (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to the any shares of Sirrom Common Stock or any other Securities of Sirrom, or (iii) take any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Voting Agreement or the transactions contemplated thereby; provided, however, that any Shareholder that is an individual may transfer all or any part of his or her shares of Sirrom Common Stock or any other Securities of Sirrom to any sibling or any other member of his or her immediate family, any of his or her lineal descendants or any trust for the benefit of any of them, if the recipient of the shares or such other Securities agrees in advance, in a writing delivered to FINOVA, to be bound by the Voting Agreement.

      Each Shareholder has agreed that until the termination of the Voting Agreement, the Shareholder will not, nor will the Shareholder permit any investment banker, financial adviser, attorney, account, or other representative of the Shareholder to, directly or indirectly, (i) solicit, initiate or encourage (including, by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal. The foregoing provisions will not be construed to limit actions taken, or to require actions to be taken, by any Shareholder that are required or restricted by such director's fiduciary duties or such officer's employment duties, or permitted by Sections 4.4(b) and 4.14(a) of the Merger Agreement, and that, in each case, are undertaken solely in that person's capacity as a director or officer of Sirrom. For the purposes of the Voting Agreement, "Acquisition Proposal" means, with respect to any Shareholder,

                                                               PAGE 5 OF 6 PAGES

an Acquisition Proposal as defined in the Merger Agreement but only in respect of that Shareholder's shares of Sirrom Common Stock or other Securities of Sirrom held by the Shareholder.

      The Voting Agreement will terminate upon the earlier of (i) the Effective Time (as defined in the Merger Agreement) or (ii) the termination of the Merger Agreement pursuant to Section 6.1 thereof, PROVIDED, HOWEVER, that if the Merger Agreement is terminated pursuant to Section 6.1(d), 6.1(g) or 6.1(h) thereof and at the time of termination there shall have been an Acquisition Proposal (as defined in the Merger Agreement), the Voting Agreement will not terminate until the earlier of (i) four months following the termination of the Merger Agreement or (ii) payment to FINOVA of a Termination Fee (as defined in the Merger Agreement) pursuant to Section 6.2 of the Merger Agreement.

      Except as disclosed in Item 4, 5 or 6, FINOVA has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      By reason of the relationships described in Item 4 above, FINOVA and the Shareholders may be deemed to constitute a "group" within the meaning of Rule 13d-5 of the Exchange Act. The aggregate number of Shares of Sirrom beneficially owned by FINOVA and the Shareholders is 6,847,037 shares, equal to 17.71% of the outstanding shares of Sirrom Common Stock.

      The number of Shares of Sirrom as to which FINOVA has sole power to vote or to direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition by FINOVA is set forth in the cover page. That information is incorporated here by reference.

      FINOVA has not effected any transactions in Sirrom Common Stock during the past 60 days.

      FINOVA knows of no other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Sirrom Common Stock be voted pursuant to the Voting Agreements.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      See response to Item 4.

      A copy of each of the Voting Agreement and the Merger Agreement are incorporated as Exhibits 1 and 2.

Except for the agreements described in the response to Item 4, to the best knowledge of FINOVA, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between FINOVA and any other person, with respect to any securities of Sirrom, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

      ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1: Voting Agreement, dated January 6, 1999, between The FINOVA Group Inc. and E. Townes Duncan, William D. Eberle, Edward J. Mathias, Robert A. McCabe, Jr., George M. Miller, II, John A. Morris, Jr., M.D., Raymond H. Pirtle, Jr., Keith M. Thompson, Christopher H. Williams, III, and L. Edward Wilson.

                                                               PAGE 6 OF 6 PAGES

      Exhibit 2: Agreement and Plan of Merger, dated as of January 6, 1999, between Sirrom Capital Corporation, FINOVA Newco Inc. and The FINOVA Group Inc.







                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 19, 1999

                                        The FINOVA Group Inc.


                                        By: /s/ Glenn E. Gray
                                            ----------------------------
                                        Name: Glenn E. Gray
                                        Title: Vice President

                                                                       EXHIBIT 1

================================================================================


                          AGREEMENT AND PLAN OF MERGER

                                      AMONG

                           SIRROM CAPITAL CORPORATION

                              THE FINOVA GROUP INC.

                              AND FINOVA NEWCO INC.



                           Dated as of January 6, 1999










================================================================================

                                TABLE OF CONTENTS

                                                                                                             PAGE NO.

ARTICLE I
         THE MERGER.............................................................................................-1-
         SECTION 1.1.      THE MERGER...........................................................................-1-
         SECTION 1.2.      SHAREHOLDER MEETING, CLOSING, EFFECTIVE TIME OF THE MERGER...........................-2-
         SECTION 1.3.      CONVERSION AND CANCELLATION OF SECURITIES............................................-2-
         SECTION 1.4.      EXCHANGE OF CERTIFICATES.............................................................-3-
         SECTION 1.5.      EMPLOYEE BENEFIT PLANS; OPTIONS......................................................-5-
         SECTION 1.6.      NO DISSENTER OR APPRAISAL RIGHTS.....................................................-6-

ARTICLE II
         REPRESENTATIONS AND WARRANTIES OF THE COMPANY..........................................................-6-
         SECTION 2.1.      ORGANIZATION, POWERS AND QUALIFICATIONS..............................................-6-
         SECTION 2.2.      SUBSIDIARIES.........................................................................-6-
         SECTION 2.3.      CAPITAL STOCK........................................................................-8-
         SECTION 2.4.      CHARTER, BYLAWS, MINUTE BOOKS AND RECORDS............................................-8-
         SECTION 2.5.      AUTHORITY; BINDING EFFECT............................................................-9-
         SECTION 2.6.      NO CONFLICT; APPROVALS...............................................................-9-
         SECTION 2.7.      GOVERNMENTAL CONSENTS AND APPROVALS..................................................-9-
         SECTION 2.8.      SEC REPORTS.........................................................................-10-
         SECTION 2.9.      FINANCIAL STATEMENTS................................................................-10-
         SECTION 2.10.     ABSENCE OF CERTAIN CHANGES..........................................................-11-
         SECTION 2.11.     INDEBTEDNESS; ABSENCE OF UNDISCLOSED LIABILITIES....................................-11-
         SECTION 2.12.     ASSETS..............................................................................-11-
         SECTION 2.13.     CONTRACTS...........................................................................-12-
         SECTION 2.14.     INSURANCE...........................................................................-12-
         SECTION 2.15.     FINANCING TRANSACTIONS..............................................................-13-
         SECTION 2.16.     AUTHORIZATIONS; COMPLIANCE WITH LAW.................................................-14-
         SECTION 2.17.     TAXES...............................................................................-14-
         SECTION 2.18.     ABSENCE OF LITIGATION; CLAIMS.......................................................-15-
         SECTION 2.19.     EMPLOYEE BENEFIT PLANS; EMPLOYMENT AGREEMENTS.......................................-16-
         SECTION 2.20.     LABOR MATTERS.......................................................................-17-
         SECTION 2.21.     ENVIRONMENTAL MATTERS...............................................................-18-
         SECTION 2.22.     INTELLECTUAL PROPERTY...............................................................-20-
         SECTION 2.23.     REGULATORY MATTERS..................................................................-21-
         SECTION 2.24.     ADEQUACY OF DISCLOSURE..............................................................-21-
         SECTION 2.25.     REGISTRATION STATEMENT; PROXY STATEMENT/PROSPECTUS..................................-21-
         SECTION 2.26.     BOARD ACTION; VOTE REQUIRED.........................................................-22-
         SECTION 2.27.     YEAR 2000 COMPLIANT.................................................................-22-
         SECTION 2.28.     AFFILIATES..........................................................................-23-
         SECTION 2.29.     OPINION OF FINANCIAL ADVISORS.......................................................-23-
         SECTION 2.30.     BROKERS AND FINDERS.................................................................-23-

ARTICLE III
         REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB...............................................-23-


         SECTION 3.1.      ORGANIZATION AND POWERS.............................................................-24-
         SECTION 3.2.      AUTHORITY; BINDING EFFECT...........................................................-24-
         SECTION 3.3.      NO CONFLICT; APPROVALS..............................................................-24-
         SECTION 3.4.      GOVERNMENTAL CONSENTS AND APPROVALS.................................................-24-
         SECTION 3.5.      CAPITAL STOCK.......................................................................-25-
         SECTION 3.6.      REGISTRATION STATEMENT; PROXY STATEMENT/PROSPECTUS..................................-25-
         SECTION 3.7.      SEC REPORTS.........................................................................-25-
         SECTION 3.8.      FINANCIAL STATEMENTS................................................................-26-
         SECTION 3.9.      ABSENCE OF CERTAIN CHANGES..........................................................-26-
         SECTION 3.10.     ABSENCE OF LITIGATION; CLAIMS; ABSENCE OF UNDISCLOSED LIABILITIES...................-26-
         SECTION 3.11.     COMPLIANCE WITH LAW.................................................................-27-
         SECTION 3.12.     BROKERS AND FINDERS.................................................................-27-
         Section 3.13.     ADEQUACY OF DISCLOSURE..............................................................-27-

ARTICLE IV
         OTHER AGREEMENTS......................................................................................-27-
         SECTION 4.1.      CONDUCT OF THE COMPANY'S BUSINESS...................................................-27-
         SECTION 4.2.      PARENT'S UNDERTAKINGS...............................................................-30-
         SECTION 4.3.      ACCESS TO INFORMATION...............................................................-30-
         SECTION 4.4.      STOCKHOLDER VOTE; PROXY STATEMENT...................................................-30-
         SECTION 4.5.      COMMERCIALLY REASONABLE EFFORTS.....................................................-32-
         SECTION 4.6.      PUBLIC ANNOUNCEMENTS................................................................-32-
         SECTION 4.7.      NOTIFICATION........................................................................-32-
         SECTION 4.8.      SUBSEQUENT FINANCIAL STATEMENTS.....................................................-33-
         SECTION 4.9.      CONTROL OF OPERATIONS...............................................................-33-
         SECTION 4.10.     REGULATORY AND OTHER AUTHORIZATIONS.................................................-33-
         SECTION 4.11.     TAX-FREE REORGANIZATION.............................................................-34-
         SECTION 4.12.     TAKEOVER STATUTE....................................................................-34-
         SECTION 4.13.     INDEMNIFICATION OF DIRECTORS AND OFFICERS...........................................-34-
         SECTION 4.14.     NO SOLICITATION.....................................................................-35-
         SECTION 4.15.     CERTAIN MODIFICATIONS; FINANCIAL AND ACCOUNTING ADJUSTMENTS.........................-36-
         Section 4.16.     CONTINUING EMPLOYEES................................................................-36-

ARTICLE V
         CONDITIONS TO CLOSING.................................................................................-37-
         SECTION 5.1.      CONDITIONS TO THE OBLIGATIONS OF THE COMPANY AND PARENT AND MERGER SUB  ............-37-
         SECTION 5.2.      CONDITIONS TO THE OBLIGATIONS OF THE COMPANY........................................-38-
         SECTION 5.3.      CONDITIONS TO THE OBLIGATIONS OF PARENT AND MERGER SUB..............................-38-

ARTICLE VI
         TERMINATION, AMENDMENT AND WAIVER.....................................................................-40-
         SECTION 6.1.      TERMINATION.........................................................................-40-
         SECTION 6.2.      EFFECT OF TERMINATION...............................................................-43-
         SECTION 6.3.      LIQUIDATED DAMAGES..................................................................-43-
         SECTION 6.4.      AMENDMENT...........................................................................-44-
         SECTION 6.5.      WAIVER..............................................................................-44-



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
         ARTICLE VII
         MISCELLANEOUS.........................................................................................-44-
         SECTION 7.1.      SURVIVAL OF REPRESENTATIONS AND WARRANTIES..........................................-44-
         SECTION 7.2.      ENTIRE AGREEMENT....................................................................-44-
         SECTION 7.3.      NOTICES.............................................................................-44-
         SECTION 7.4.      GOVERNING LAW.......................................................................-45-
         SECTION 7.5.      DESCRIPTIVE HEADINGS................................................................-45-
         SECTION 7.6.      PARTIES IN INTEREST.................................................................-46-
         SECTION 7.7.      COUNTERPARTS........................................................................-46-
         SECTION 7.8.      EXPENSES............................................................................-46-
         SECTION 7.9.      PERSONAL LIABILITY..................................................................-46-
         SECTION 7.10.     BINDING EFFECT; ASSIGNMENT..........................................................-46-
         SECTION 7.11.     SEVERABILITY........................................................................-46-
         SECTION 7.12.     LEGAL FEES AND COSTS................................................................-46-




                          AGREEMENT AND PLAN OF MERGER

                  This Agreement and Plan of Merger (this "AGREEMENT"), dated as of January 6, 1999, is made by and among Sirrom Capital Corporation, a Tennessee corporation (the "COMPANY"), The FINOVA Group Inc., a Delaware corporation ("PARENT"), and FINOVA Newco Inc., a Delaware corporation and wholly-owned subsidiary of Parent ("MERGER SUB").


                               W I T N E S S E T H

         WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company and the sole stockholder of Merger Sub have each approved the business combination described herein in which the Company will become a subsidiary of Parent as a result of a merger of Merger Sub with and into the Company upon the terms and subject to the conditions hereinafter set forth (the "MERGER"), pursuant to which each outstanding share of Common Stock, no par value ("COMPANY COMMON STOCK"), of the Company will be converted into the right to receive shares of Common Stock, par value $.01 per share ("PARENT COMMON STOCK"), of Parent in the manner set forth herein;

         WHEREAS, the Boards of Directors of Parent and the Company have each determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals and have each approved the Merger upon the terms and conditions set forth herein;

         WHEREAS, the Board of Directors of Merger Sub and Parent, as the sole stockholder of Merger Sub have approved and adopted this Agreement.

         WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE"); and

         WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, each director of the Company has entered into a Shareholders Agreement dated as of the date hereof (the "SHAREHOLDERS AGREEMENT") pursuant to which such holders have agreed, INTER ALIA, to vote all his or her shares of Company Common Stock in favor of the Merger.

         NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants, agreements and conditions set forth below, the parties hereto, intending to be legally bound, hereby agree as follows:

                                    ARTICLE I
                                   THE MERGER

         SECTION 1.1. THE MERGER. Subject to the terms and conditions hereof and in accordance with the General Corporation Law of the State of Delaware, as amended (the "DGCL") and the Tennessee Business Corporation Act, as amended (the "TBCA"), at the Effective Time (hereinafter defined): (a)

Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall cease, (b) the Company, as the surviving corporation in the Merger (the "SURVIVING CORPORATION"), (i) shall be a wholly-owned subsidiary of Parent, (ii) shall continue its corporate existence under the laws of the State of Tennessee, and (iii) shall succeed to all rights, assets, liabilities and obligations of Merger Sub and the Company in accordance with the DGCL and the TBCA; (c) the Amended and Restated Charter of the Company (the "CHARTER"), as in effect immediately prior to the Effective Time, shall continue as the Charter of the Surviving Corporation; (d) the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall continue as the Bylaws of the Surviving Corporation; (e) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation; and (f) the officers of the Merger Sub immediately prior to the Effective Time shall continue as the officers of the Surviving Corporation. From and after the Effective Time, the Merger will have all the effects provided by applicable law.

         SECTION 1.2. SHAREHOLDER MEETING, CLOSING, EFFECTIVE TIME OF THE MERGER. The Company shall submit this Agreement, the Merger and the revocation of the Company's election to be treated as a "Business Development Company" under the Investment Company Act of 1940, as amended (the "1940 ACT") to the holders of Company Common Stock for approval and adoption at the Shareholders Meeting (hereinafter defined) to be held as soon as practicable following the date of this Agreement in accordance with Section 4.4 hereof. Subject to the Merger receiving all requisite shareholder approvals and subject to the other provisions of this Agreement, the parties shall hold a closing (the "CLOSING") on the next business day (or such later date as the parties hereto may agree) following the later of (a) the Shareholders Meeting, or (b) the first business day on which the last of the conditions set forth in Article V hereof is fulfilled or waived (such later date, the "CLOSING DATE"), at 9:00 A.M. at the offices of Morgan, Lewis & Bockius LLP at 1701 Market Street, Philadelphia, Pennsylvania, or at such other time or place as the parties agree upon. Within two business days after the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "DELAWARE CERTIFICATE OF MERGER") with the Secretary of State of the State of Delaware and the articles of merger (the "TENNESSEE ARTICLES OF MERGER") with the Secretary of State of the State of Tennessee in such form as required by, and executed in accordance with the relevant provisions of, the DGCL and the TBCA, as the case may be (the date and time of such filings, or such other date or time agreed upon by Parent and the Company and set forth therein, the "EFFECTIVE TIME").

         SECTION 1.3. CONVERSION AND CANCELLATION OF SECURITIES.

                  (a) At the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares described in Section 1.3(b) hereof), by virtue of the Merger and without any action on the part of the holder thereof, shall be converted into, and become exchangeable for, the right to receive (i) .1634 shares (the "EXCHANGE RATIO") of Parent Common Stock ("STOCK CONSIDERATION"); provided, however, (x) if the Effective Time shall not have occurred by June 1, 1999, the Exchange Ration shall be increased by .0005 shares, and (y) if the Company shall have entered into a binding agreement for the settlement of the litigation referred to in Part II, Item 1 of the Company's Form 10-Q for the Quarter Ended September 30, 1998 (the "SETTLEMENT AGREEMENT"), the cost of which to the Company is less than $10,000,000, the Exchange Ratio shall be increased by a number of shares equal to .00027 times the quotient of (A) $10,000,000 less such cost of such settlement by the Company, divided by (B) 1,000,000. The consideration to be received by the holders of Company Common Stock pursuant to this Section 1.3(a) is hereinafter referred to as the "MERGER CONSIDERATION."

                  (b) At the Effective Time, each share of Company Common Stock owned by Parent, Merger Sub or any other direct or indirect subsidiary of Parent and each share of Company Common Stock owned by the Company or any direct or indirect subsidiary of the Company and in each case not held on behalf of third parties (collectively, "EXCLUDED SHARES"), shall by virtue of the Merger and without any action on the part of the holder thereof, be automatically canceled and retired and cease to exist, and no cash, securities or other property shall be payable in respect thereof.

                  (c) At the Effective Time, each share of Merger Sub common stock, par value $.01 per share ("MERGER SUB COMMON STOCK"), issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action by the holder thereof, be converted into one validly issued, fully paid and nonassessable common share, no par value, of the Surviving Corporation ("SURVIVING CORPORATION COMMON STOCK").

                  (d) If between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock shall be declared thereon with a record date within such period, the Merger Consideration shall be adjusted accordingly to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement.

         SECTION 1.4. EXCHANGE OF CERTIFICATES.

                  (a) Prior to the Closing Date, the Parent shall select a bank or trust company to act as exchange agent (the "EXCHANGE AGENT") in connection with the surrender of certificates evidencing shares of Company Common Stock converted into shares of Parent Common Stock pursuant to the Merger. At the Effective Time, Parent shall deposit with the Exchange Agent one or more certificates representing the aggregate number of shares of Parent Common Stock to be issued in the Merger for the Merger Consideration (the "MERGER STOCK"), which shares of Merger Stock shall be deemed to be issued at the Effective Time. At and following the Effective Time, Parent shall deliver to the Exchange Agent such cash as may be required from time to time to make payment of cash in lieu of fractional shares in accordance with Section 1.4(h).

                  (b) As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each person who was, at the Effective Time, a holder of record of a certificate or certificates that immediately prior to the Effective Time evidenced outstanding shares of Company Common Stock (the "CERTIFICATES"), (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, which shall be in a form and contain any other provisions as Parent and the Surviving Corporation may reasonably agree and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Stock. Upon the proper surrender of Certificates to the Exchange Agent, together with a properly completed and duly executed letter of transmittal and such other documents as may be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor certificates representing the shares of the Merger Stock that such holder has the right to receive pursuant to the terms hereof (together with any dividend or distribution with respect thereto made after the Effective Time and any cash paid in lieu of fractional shares pursuant to Section 1.4(h)), and the Certificate so surrendered shall be canceled. If any portion of the Merger Stock is to be paid to a person other than the person who is the record holder of the Company Common Stock at the

Effective Time, it shall be a condition to such payment that the certificate evidencing the Company Common Stock so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that it be accompanied by all documents required to properly evidence and effect such transfer and by evidence reasonably satisfactory to the Surviving Corporation and Parent that any applicable stock transfer tax has been paid.

                  (c) Except as otherwise expressly provided herein, the Surviving Corporation shall pay all charges and expenses of the Parent, the Merger Sub and the Company, including those of the Exchange Agent, in connection with the exchange of Certificates for shares of Merger Stock. Any Merger Stock or other cash delivered to the Exchange Agent pursuant to Section 1.4(a) hereof, and not exchanged pursuant to Section 1.4(b) hereof for Company Common Stock or for fractional interests pursuant to Section 1.4(h) hereof within six months after the Effective Time, shall be returned by the Exchange Agent to the Surviving Corporation which shall thereafter act as exchange agent subject to the rights of holders of Company Common Stock hereunder.

                  (d) At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock shall thereafter be made.

                  (e) None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent will be liable to any holder of shares of Company Common Stock for any shares of Merger Stock, dividends or distributions with respect thereto, or cash payable in lieu of fractional shares pursuant to
Section 1.4(h) hereof delivered to a state abandoned property administrator or other public official pursuant to any applicable abandoned property, escheat or similar law.

                  (f) If any Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificates to be lost, stolen or destroyed, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificates, the Merger Stock for the shares represented thereby, deliverable in respect thereof, as determined in accordance with the terms hereof. When authorizing such payment in exchange for any lost, stolen or destroyed Certificates, the person to whom the Merger Stock is to be issued, as a condition precedent to such delivery, shall give Parent a bond satisfactory to Parent against any claim that may be made against Parent with respect to the Certificates alleged to have been lost, stolen or destroyed.

                  (g) No dividend or other distribution declared or made after the Effective Time with respect to the Merger Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Merger Stock issuable upon surrender thereof until the holder of such Certificate shall surrender such Certificate in accordance with
Section 1.4(b). Subject to the effect of applicable law, following surrender of any such Certificate there shall be paid, without interest, to the record holder of certificates representing whole shares of Merger Stock issued in exchange therefor: (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Merger Stock; and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender of such Certificate and a payment date subsequent to such surrender payable with respect to such whole shares of Merger Stock. No holder of Company Common Stock shall be entitled to any interest on any cash amounts payable for fractional interests pursuant to
Section 1.4(h) hereof.

                  (h) No certificates or scrip evidencing fractional shares of Merger Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests shall not entitle the owner thereof to any rights of a stockholder of Parent. In lieu of any such fractional shares, each holder of a Certificate previously evidencing Company Common Stock, upon surrender of such Certificate for exchange pursuant to this Article I, shall be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (a) the closing price for a share of Parent Common Stock on the NYSE Composite Transaction Tape on the first business day immediately following the Effective Time, by (b) the fractional interest to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock held of record by such holder at the Effective
Time).

         SECTION 1.5. EMPLOYEE BENEFIT PLANS; OPTIONS. At the Effective Time, each option or warrant granted by the Company to purchase shares of Company Common Stock, which is outstanding and unexercised immediately prior thereto, shall be assumed by Parent and converted into an option or warrant to purchase shares of Parent Common Stock on the same terms and conditions as are in effect for the original option or warrant as of the Closing Date as adjusted as set forth below. Each such option or warrant that is converted shall be converted into an option or warrant to purchase such number of shares of Parent Common Stock at such exercise price as is determined as provided below (and otherwise having the same duration and other terms as the original option or warrant):

                  (a) the number of shares of Parent Common Stock to be subject to the new option or warrant shall be equal to the product of (i) the number of shares of Company Common Stock subject to the original option or warrant, and
(ii) the Exchange Ratio, the product being rounded, if necessary, up or down, to the nearest whole share; and

                  (b) the exercise price per share of Parent Common Stock under the new option or warrant shall be equal to (i) the exercise price per share of Company Common Stock under the original option or warrant divided by (ii) the Exchange Ratio, rounded, if necessary, up or down, to the nearest cent.

The adjustments provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Code) shall be effected in a manner consistent with Section 424(a) of the Code. Prior to the Effective Time, the Board of Directors of the Company shall take such action as may be required under the governing option plans and agreements to effectuate the foregoing.

                  Prior to the Effective Time, Parent shall reserve for issuance the number of shares of Parent Common Stock necessary to satisfy Parent's obligations under this Section 1.5. Promptly after the Effective Time (but in no event later than five business days thereafter), Parent shall file with the Securities and Exchange Commission (the "SEC") a registration statement on an appropriate form under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "SECURITIES ACT"), with respect to the shares of Parent Common Stock subject to options to acquire Parent Common Stock issued pursuant to this Section 1.5, and shall use its best efforts to maintain the current status of the prospectus contained therein, as well as comply with applicable state securities or "blue sky" laws, for so long as such options remain outstanding.

         SECTION 1.6. NO DISSENTER OR APPRAISAL RIGHTS. Pursuant to Section 48-23-102 of the TBCA, the holders of shares of Company Common Stock shall not have any dissenters or appraisal rights with respect to this Agreement or the Merger.


                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to, and agrees with, Parent and Merger Sub as follows, except as set forth on a Disclosure Schedule delivered by the Company concurrently with the execution and delivery of this Agreement (the "COMPANY SCHEDULE"), each of which exceptions shall specifically identify the relevant subsection hereof to which it relates and shall be deemed to be representations and warranties as if made hereunder:

         SECTION 2.1. ORGANIZATION, POWERS AND QUALIFICATIONS. (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee. The Company has all requisite corporate power and authority to carry on its business as it has been and is now being conducted and to own, lease and operate the properties and assets used in connection therewith. The Company is duly qualified as a foreign corporation authorized to do business and is in good standing in every jurisdiction in which such qualification is required, all of which jurisdictions are disclosed in the COMPANY SCHEDULE, except where the failure to be so qualified would not have a Company Material Adverse Effect. As used in this Agreement, "COMPANY MATERIAL ADVERSE EFFECT" shall mean any fact, condition, event, development or occurrence which, individually or when taken together with all other such facts, conditions, events, developments or occurrences other than changes in the general economic conditions and other conditions affecting financial institutions or the credit market generally, would reasonably be expected to have a material adverse effect on the financial condition, operating results, business or prospects of the Company and the Subsidiaries (hereinafter defined), taken as a whole.

                   (b) The Company (i) has qualified for and validly elected to be treated as a business development company under the 1940 Act; such election has not been revoked or rescinded and is in full force and effect, and (ii) is in compliance with the 1940 Act and the rules and regulations promulgated thereunder.

                  (c) The Company (i) has been licensed by the Tennessee Department of Financial Institutions to operate as a business industrial development company ("BIDCO") under the laws of the State of Tennessee and (ii) has been granted a California lenders license by the Department of Corporations of the State of California and each such license has not been revoked or rescinded and is in full force and effect.

         SECTION 2.2. SUBSIDIARIES.

                  (a) "SUBSIDIARY" means, with respect to any party, any corporation, limited liability company, partnership, joint venture, or other business association or entity, at least a majority of the voting securities or economic interests of which is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, except where such ownership or control results solely from such party's ownership or control of unexercised warrants or convertible debt instruments issued by such entity. As used in this Agreement, "JOINT VENTURE" means, with respect to any party, any corporation, limited liability company, partnership, joint venture or other business association or entity in which (i) such party or any one or more of its Subsidiaries, directly or indirectly, owns or controls more than five percent (5%) and less than a majority of any class of the outstanding voting securities or economic interests, or (ii) such party or a Subsidiary of such party is a general partner; provided, however, that the term Joint Venture shall not include any party, any corporation, limited liability company, partnership, joint venture or other business association or entity in which the Company or any of its Subsidiaries owns or controls any equity interests solely pursuant to a Financing Transaction (hereinafter defined), (collectively, "PORTFOLIO COMPANIES").

                  (b) The COMPANY SCHEDULE lists each Subsidiary and each Joint Venture of the Company, the jurisdiction of its organization and the amount of its securities outstanding and the owners thereof. Each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each Subsidiary has all requisite power and authority to carry on its business as it has been and is now being conducted and to own, lease and operate the assets and properties used in connection therewith. Each Subsidiary is duly qualified as a foreign corporation authorized to do business and is in good standing in every jurisdiction in which such qualification is required, all of which jurisdictions are disclosed in the COMPANY SCHEDULE except where the failure to be so qualified would not have a Company Material Adverse Effect. All issued and outstanding shares of capital stock of each Subsidiary have been duly authorized, are validly issued and outstanding, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws, and, except as set forth on the COMPANY SCHEDULE, are lawfully owned of record and beneficially by the Company or another Subsidiary free and clear of all pledges, liens, claims, security interests and other charges or defects in title of any nature whatsoever ("LIENS"). There are no existing subscriptions, options, warrants, convertible securities, calls, commitments, agreements, conversion rights or other rights of any character (contingent or otherwise) calling for or requiring the issuance, transfer, sale or other disposition of any shares of the capital stock of any Subsidiary, or calling for or requiring the issuance of any securities or rights convertible into or exchangeable for shares of capital stock of any Subsidiary, nor is the Company or any Subsidiary subject to any obligation (contingent or otherwise) to repurchase, redeem or otherwise acquire shares of capital stock of any Subsidiary, in any case except as set forth in the COMPANY SCHEDULE. Except for the Subsidiaries, the Joint Ventures or the Portfolio Companies or as set forth in the COMPANY SCHEDULE, neither the Company nor any Subsidiary directly or indirectly (i) owns or controls any shares of any corporation nor has any voting securities of, nor the right to share in the income or losses of, either of record, beneficially or equitably, any association, partnership, limited liability company, joint venture or other legal entity, or (ii) is a general partner of any partnership.

                  (c) Sirrom Investments Inc. ("SII"), a wholly owned subsidiary of the Company, has obtained a license from the Small Business Administration ("SBA") to operate as a small business investment company; such license has not been revoked or rescinded and is in full force and effect, and is in compliance with the Small Business Investment Act of 1958 and all applicable SBA Regulations. SII and Sirrom Funding Corporation ("SFC"), a wholly owned subsidiary of the Company, are each registered investment companies under the 1940 Act; each such registration has not been revoked or rescinded and is in full force and effect, and is in compliance with the 1940 Act and the rules and regulations promulgated thereunder.

         SECTION 2.3. CAPITAL STOCK. The Company has authorized capital stock consisting of 75,000,000 shares of Company Common Stock. As of December 31, 1998: (i) 37,229,196 shares of Company Common Stock were issued and outstanding,
(ii) no shares of Company Common Stock were held as treasury shares, and (iii) 7,199,098 shares of the Company Common Stock were reserved for issuance under the Company stock option or equity compensation plans (the "COMPANY STOCK PLANS") (including 5,707,098 shares reserved for issuance under the Company's Amended and Restated 1996 Incentive Stock Option Plan, 4,519,718 of which were subject to outstanding options and 1,167,350 of which were reserved for future option grants, 1,000,000 shares reserved for issuance under the Company's Amended and Restated 1994 Employee Plan, 633,786 of which were subject to outstanding options and 358,214 of which were reserved for future grants, and 492,000 shares reserved for issuance under the Company's Amended and Restated 1995 Stock Option Plan for Non-Employee Directors, 200,400 of which were subject to outstanding options and 260,000 of which were reserved for future option grants). The COMPANY SCHEDULE lists all option holders, the date each option to purchase Company Common Stock was granted, the Company Stock Plan under which such options were granted, the number of shares subject to each such option, the expiration date of each such option and the price at which such option may be exercised under the applicable Company Stock Plan. Since December 31, 1998, (i) no additional shares of capital stock have been reserved for issuance by the Company, (ii) the only issuances of shares of capital stock of the Company have been issuances of Company Common Stock upon the exercise of outstanding Company stock options listed in the COMPANY SCHEDULE and (iii) no shares of Company Common Stock came to be held by the Company as treasury shares. All of the issued and outstanding shares of Company Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and were issued in compliance with all applicable federal and state securities laws, in all material respects. No shares of capital stock issued by the Company are or were at the time of their issuance subject to preemptive rights. There are no existing subscriptions, options, warrants, convertible securities, calls, commitments, agreements, conversion rights or other rights of any character (contingent or otherwise) calling for or requiring the issuance, transfer, sale or other disposition of any shares of the capital stock of the Company or of any Subsidiary, or calling for or requiring the issuance of any securities or rights convertible into or exchangeable for shares of capital stock of the Company or of any Subsidiary, nor is the Company or any Subsidiary subject to any obligation (contingent or otherwise) to repurchase, redeem or otherwise acquire shares of capital stock of the Company or any Subsidiary, in any case except as set forth on the COMPANY SCHEDULE and as contemplated by this Agreement. There are no voting trusts or other agreements or understandings to which the Company is a party, nor, to the knowledge of the Company, to which any shareholder of the Company is a party, with respect to the voting of capital stock of the Company, other than this Agreement, or the Shareholders Agreement.

         SECTION 2.4. CHARTER, BYLAWS, MINUTE BOOKS AND RECORDS. The copies of the Charter and all amendments thereto and of the Bylaws, as amended, of the Company and the Subsidiaries which have been delivered to Parent are true, correct and complete copies thereof as in effect on the date hereof. The minute books of the Company and the Subsidiaries which have been made available for inspection contain minutes, which are accurate and complete in all material respects, of all meetings and accurate consents in lieu of meetings of the Board of Directors (and any committee thereof) and of the shareholders of the Company and the Subsidiaries since the respective dates of incorporation. The books and records of the Company and each Subsidiary accurately reflect, in all material respects, the transactions to which the Company or the Subsidiary is a party or by which their properties are subject or bound, and the assets and liabilities of the Company or the Subsidiary.

         SECTION 2.5. AUTHORITY; BINDING EFFECT. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. All necessary action, corporate or otherwise, required to have been taken by or on behalf of it by applicable law, its charter document or otherwise to authorize (i) the approval, execution and delivery on its behalf of this Agreement and (ii) its performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby and thereby have been taken, including the receipt of the unanimous approval by the Company's Board of Directors, except that the adoption of this Agreement must be approved by the affirmative vote of a majority of the votes of all outstanding shares of Company Common Stock of record on the record date for the Shareholders Meeting ("REQUIRED COMPANY SHAREHOLDER APPROVAL"). This Agreement constitutes the Company's valid and binding agreement, enforceable against it in accordance with its terms, except
(a) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors' rights, including without limitation, the effect of statutory or other laws regarding fraudulent conveyances and preferential transfers, and (b) for the limitations imposed by general principles of equity and commercial reasonableness.

         SECTION 2.6. NO CONFLICT; APPROVALS. Except as set forth in the COMPANY SCHEDULE, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and thereby will not, (a) violate or conflict with the Company's Charter or Bylaws or the comparable organizational documents of any of its Subsidiaries, or (b) constitute a breach or default (or an event that with notice or lapse of time or both would become a breach or default) or give rise to any Lien, third party right of termination, cancellation, material modification or acceleration, or loss of any benefit, under any Contract (hereinafter defined) to which the Company or any Subsidiary is a party or by which it is bound, or (c) subject to the consents, approvals, orders, authorizations, filings, declarations and registrations specified in
Section 2.7 or in the COMPANY SCHEDULE, conflict with or result in a violation of any permit, concession, franchise or license or any law, rule or regulation applicable to the Company or any of its Subsidiaries or any of their properties or assets, except, in the case of clauses (b) and (c), for any such breaches, defaults, Liens, third party rights, cancellations, modifications, accelerations or losses of benefits, conflicts or violations which would not have a Company Material Adverse Effect and would not impair the ability of the Company to perform its obligations under this Agreement or prevent or delay the consummation of any of the transactions contemplated hereby and thereby.

         SECTION 2.7. GOVERNMENTAL CONSENTS AND APPROVALS. Except as set forth on the COMPANY SCHEDULE, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will require any consent, approval, order, authorization, or permit of, or filing with or notification to, any local, state, federal or foreign court, administrative agency, commission or other governmental or regulatory authority, agency or instrumentality ("GOVERNMENTAL ENTITY"), except (a) the filing of the Registration Statement (hereinafter defined) with the SEC in accordance with the Securities Act, and the entry of an order by the SEC permitting such Registration Statement to become effective, and compliance with applicable state securities laws, (b) the filing of the Proxy Statement (hereinafter defined) and related proxy materials with the SEC in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "EXCHANGE ACT"), (c) the filings with and consents of the Commission to withdraw the Parent's election to be treated as a business development company and to deregister each subsidiary that has registered as an investment company in accordance with the 1940 Act, (d) notification pursuant to, and expiration or termination of the waiting period under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR ACT"), (e) the filings with and consents or approvals of the SBA, (f) the filings with and consent of the Tennessee Department of Financial Institutions and the California Department of Corporations, (g) the filing and recording of the Delaware Certificate of Merger in accordance with the DGCL and the Tennessee Articles of Merger in accordance with the TBCA, and (h) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent it from performing its obligations under this Agreement without having a Company Material Adverse Effect.

         SECTION 2.8. SEC REPORTS. The Company has filed all required forms, reports and documents with the SEC since January 1, 1995 (collectively, the "COMPANY'S SEC REPORTS"), including without limitation the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (the "COMPANY 1997 FORM 10-K") and the Company's Quarterly Report on Form 10-Q for the quarter ending September 30, 1998. The Company's SEC Reports have complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act. As of their respective dates, none of the Company's SEC Reports, including, without limitation, any financial statements or schedules included or incorporated by reference therein, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There have been filed as exhibits to, or incorporated by reference in, the Company 1997 Form 10-K and all subsequently filed Forms 10-Q, all contracts which, as of the date thereof, were material as described in Item 601(b)(10) of Regulation S-K except as set forth on the COMPANY SCHEDULE. The Company has heretofore delivered to Parent, in the form filed with the SEC, all of the Company's SEC Reports.

         SECTION 2.9. FINANCIAL STATEMENTS. The Company has delivered to Parent true and complete copies of (a) consolidated balance sheets of the Company and Subsidiaries at December 31, 1997 and 1996 and the related consolidated statements of earnings, changes in shareholders' equity and statements of cash flow for the years then ended, together with the notes thereto, audited by Arthur Andersen LLP (the "COMPANY'S AUDITORS"), and (b) unaudited consolidated balance sheets of the Company and Subsidiaries at September 30, 1998 and 1997 and related consolidated statements of income, changes in shareholders' equity and statements of cash flow for the periods ended September 30, 1998 and 1997, all of which have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied throughout the periods involved, subject in the case of interim financial statements to normal year-end adjustments and to the absence of full footnotes. Such balance sheets, including the related notes, fairly present the consolidated financial position, assets and liabilities (whether accrued, absolute, contingent or otherwise) of the Company and Subsidiaries at the dates indicated and such consolidated statements of income, changes in shareholders' equity and statements of cash flow fairly present the consolidated results of operations, changes in shareholders' equity and cash flow of the Company and Subsidiaries for the periods indicated. The unaudited consolidated financial statements as at and for the periods ended September 30, 1998 and 1997 contain all adjustments, which are solely of a normal recurring nature, necessary to present fairly the financial position at September 30, 1998 and 1997 and the results of operations and changes in shareholders' equity and financial position for the periods then ended. The audited consolidated balance sheet of the Company and its Subsidiaries at December 31, 1997 (the "AUDIT DATE") described above is referred to herein as the "COMPANY 1997 BALANCE SHEET." The audited consolidated financial statements of the Company and its Subsidiaries as at and for the year ended December 31, 1997 are referred to herein as the "COMPANY AUDITED FINANCIAL STATEMENTS."

         SECTION 2.10. ABSENCE OF CERTAIN CHANGES. (a) Except as described in the COMPANY SCHEDULE, since September 30, 1998, the Company and the Subsidiaries have conducted their business solely in the ordinary course consistent with past practice and policies and procedures, to the extent the Company has adopted any such policies and procedures (the "ORDINARY COURSE"). Except as otherwise disclosed on the COMPANY SCHEDULE, since September 30, 1998, the Company and the Subsidiaries have not:

                  (a) suffered any Company Material Adverse Effect;

                  (b) been subject to any other events or conditions of any character that would have a Company Material Adverse Effect or impair the ability of the Company to perform its obligations under this Agreement or prevent or delay the consummation of any of the transactions contemplated hereby;

                  (c) made any material change to their respective accounting methods, principles or practices;

                  (d) been subject to any revaluation of any assets of the Company or any of its Subsidiaries that, individually or in the aggregate has had, or would reasonably be expected to have a Company Material Adverse Effect, including writing down the value of loans, warrants or other securities held by the Company;

                  (e) incurred any material liabilities, other than liabilities incurred in the Ordinary Course or discharged or satisfied any material Lien, or paid any material liabilities, other than in the Ordinary Course or failed to pay or discharge when due any liabilities of which the failure to pay or discharge has caused or will cause any material damage or risk of material loss to it or any of its material assets or properties; or

                  (f) taken or been subject to any other action or event that would have required the consent of Parent pursuant to Section 4.1 hereof.

         SECTION 2.11. INDEBTEDNESS; ABSENCE OF UNDISCLOSED LIABILITIES. The COMPANY SCHEDULE discloses as of the date hereof all indebtedness for money borrowed of the Company or any Subsidiary, accurately disclosing for each such indebtedness the payee, the original principal amount of the loan, the current unpaid balance of the loan, the interest rate and the maturity date. Except as set forth on the COMPANY SCHEDULE, neither the Company nor the Subsidiaries have any material indebtedness, liability or obligation of any kind (whether known or unknown, accrued, absolute, asserted or unasserted, contingent or otherwise) except (a) as and to the extent reflected, reserved against or otherwise disclosed in the Company 1997 Balance Sheet, or (b) for liabilities and obligations incurred subsequent to the Audit Date in the ordinary course of business and which do not have a Company Material Adverse Effect or impair the ability of the Company to perform its obligations under this Agreement or prevent or delay the consummation of any of the transactions contemplated hereby.

         SECTION 2.12. ASSETS. Except as described in the COMPANY SCHEDULE, the Company and the Subsidiaries have good and marketable title to all their real and personal properties and assets, including, without limitation, those assets and properties reflected in the Company 1997 Balance Sheet in the amounts and categories reflected therein, free and clear of all Liens, except (a) the lien of current taxes not yet due and payable, (b) properties, interests, and assets disposed of by the Company or any

Subsidiary since the Audit Date solely in the Ordinary Course, (c) such secured indebtedness as is disclosed in the Company 1997 Balance Sheet covering the properties referred to therein, and (d) such imperfections of title, easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present or proposed use, of the properties subject thereto ("PERMITTED LIENS").

         SECTION 2.13. CONTRACTS.

                  (a) The COMPANY SCHEDULE lists each written or oral contract, agreement, arrangement, lease, instrument, mortgage or commitment to which the Company or a Subsidiary is a party or may be bound or to which their respective properties or assets may be subject ("CONTRACT") (i) which is material to the Company or a Subsidiary; (ii) which is with any present or former employee or for the employment of any person or consultant or which is a non-compete arrangement with any employee of the Company or a Subsidiary; (iii) which is a severance agreement, program or policy of the Company or a Subsidiary with or relating to its employees; (iv) under the terms of which any of the rights or obligations of a party thereto will be modified or altered as a result of the transactions contemplated hereby or which contain change in control provisions;
(v) which involves a material commission, representative, franchise, distributorship, or sales agency arrangement; (vi) which is a material conditional sale or lease arrangement; (vii) which involves a material license, or other material arrangement which relates in whole or in part to any material software, patent, trademark, trade name, service mark or copyright or to any material ideas, technical assistance or other know-how of or used by the Company or a Subsidiary in the conduct of its business; (viii) which represents any material confidentiality or non-disclosure arrangement pursuant to which the Company or a Subsidiary has agreed to keep confidential information obtained from any other person; (ix) which is an arrangement limiting or restraining the Company or any Subsidiary or any successor thereto from engaging or competing in any manner or in any business; or (x) under which the Company or any Subsidiary guarantees the payment or performance by others or in any way is or will be liable with respect to material obligations of any other person.

                  (b) All Contracts are valid and binding and in full force and effect as to the Company on the date of this Agreement except to the extent they have previously expired in accordance with their terms or except to the extent that their invalidity would not have a Company Material Adverse Effect. None of the Company, the Subsidiaries nor, to the Company's knowledge, any other parties, have violated any provision of, or committed or failed to perform any act which with notice, lapse of time or both would constitute a default under the provisions of, any Contract, the termination or violation of which, or the default under which, might have a Company Material Adverse Effect. True and complete copies of all Contracts listed on the COMPANY SCHEDULE or listed in the Company 1997 Form 10-K, together with all amendments thereto through the date hereof, have been delivered to Parent.

                  (c) The Company terminated the Portfolio Purchase Agreement, dated as of December 4, 1998, by and between the Company and Tandem Capital LLC on or before the date hereof pursuant to the terms of such agreement and has paid Tandem Capital LLC all liquidated damages or other expenses associated with the termination of such agreement.

         SECTION 2.14. INSURANCE. The COMPANY SCHEDULE accurately sets forth all policies of insurance, other than title insurance policies, held by or on behalf of the Company. The COMPANY SCHEDULE lists all outstanding claims thereunder in excess, individually or in the aggregate, of $25,000.

All such policies of insurance are in full force and effect, and no notice of cancellation has been received. In the reasonable judgment of the Company, such policies are in amounts which are adequate in relation to the business and properties of the Company, and all premiums to date have been paid in full.

         SECTION 2.15. FINANCING TRANSACTIONS.

                  (a) The COMPANY SCHEDULE sets forth for each financing transaction conducted by the Company or any Subsidiary (the "FINANCING TRANSACTIONS") the following information as of September 30, 1998 and as of the last day of the month prior to the Closing Date: the name and address of the borrower; the principal amount of the loan and the remaining term of the note; whether the debt is subordinate; the amount of shares for which a warrant has been issued to the Company and the exercise price thereto; the terms and amounts of any additional equity interest held by the Company or any Subsidiary in the borrower; and the value reflected on the Company's books of any debt or equity interest in such party.

                  (b) Accurate and complete copies of each of the agreements, contracts, leases and other instruments entered into by the Company or its Subsidiaries, as the case may be, with respect to the Financing Transactions (the "FINANCING DOCUMENTS") are in the files of the Company and have been made available to Parent. The original execution copy of the Financing Documents are in the possession of the Company, a trustee under a securitization transaction or a secured lender to the Company. The Company has caused to be filed UCC-1 financing statements with respect to all or substantially all of the property pledged to the Company pursuant to any Financing Transaction and has made such other filings or notifications, or taken possession or has obtained certificates of title, as are necessary to give the Company a perfected security interest in and lien upon any such property.

                  (c) Each of the Financing Documents is valid and enforceable in accordance with its terms except as may be limited by bankruptcy laws or other similar laws affecting rights of creditors generally or general principals of commercial reasonableness; the Company is, and to the Company's actual knowledge all other parties thereto are, in compliance in all material respects with the provisions thereof; the Company is not, and to the Company's actual knowledge no other party thereto is, in default in the performance, observance or fulfillment of any material obligation, covenant or condition contained therein, except as disclosed in the COMPANY SCHEDULE; and, to the Company's actual knowledge, no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute a default thereunder. Each of the Financing Documents accurately and completely describes the terms of the Financing Transaction and there have been no amendments, modifications or waivers that are not reflected therein.

                  (d) There has been no adverse determination in any administrative proceeding or in any court of law, nor any adverse settlement, ongoing administrative proceeding or other similar action, which would materially impair the ability of the Company to realize the current value of the Financing Transactions.

                  (e) With respect to each Financing Transaction in which the Company has been issued securities or warrants to acquire securities, to the Company's knowledge, each such security was issued in compliance with the requirements of the Securities Act and the Company has not taken any actions which would violate the restrictions imposed upon the Company in connection with such securities under the applicable securities laws, pursuant to contract or otherwise.

         SECTION 2.16. AUTHORIZATIONS; COMPLIANCE WITH LAW. (a) The Company and the Subsidiaries hold all licenses, franchises, certificates, consents, permits, approvals, certificates of public convenience and necessity, and authorizations ("AUTHORIZATIONS") from all Governmental Entities and other persons (including without limitation all required Authorizations which may be issued or required by the SBA, the Internal Revenue Service (the "IRS") or the SEC) which are necessary for the lawful conduct of their respective businesses and their use and occupancy of their assets and properties in the manner heretofore conducted, used and occupied, except where the failure to hold any of the foregoing would not have a Company Material Adverse Effect or impair the ability of the Company to perform its obligations under this Agreement or prevent or delay the consummation of any of the transactions contemplated hereby. A complete and correct list of the material Authorizations held by the Company and the Subsidiaries are set forth in the COMPANY SCHEDULE. All of such Authorizations are valid, in good standing and in full force and effect and the Company and the Subsidiaries have duly performed in all material respects all of their respective obligations under such Authorizations. No event has occurred with respect to the material Authorizations which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any of the Authorizations, and no terminations thereof have been, to the knowledge of the Company, threatened.

                  (b) The Company and each of the Subsidiaries is in compliance with all applicable laws, statutes, ordinances, codes, rules, regulations, orders or directives of any Governmental Entities (collectively, "LAWS"), except where such violations would not have a Company Material Adverse Effect, and the Company has not received any notice from a Governmental Entity within five years of the date hereof of any violation of any Law.

         SECTION 2.17. TAXES.

                  (a) All federal, state, local and foreign tax returns, reports, statements and other similar filings required to be filed by the Company or the Subsidiaries (the "TAX RETURNS") on or prior to the date hereof or with respect to taxable periods ending on or prior to the date hereof with respect to any federal, state, local or foreign taxes, assessments, deficiencies, fees and other governmental charges or impositions (including, without limitation, all income tax, unemployment compensation, social security, payroll, sales and use, excise, privilege, property, ad valorem, transfer, franchise, license, school and any other tax or similar governmental charge or imposition (including interest, penalties or additions with respect thereto) under the laws of the United States or any state or municipal or political subdivision thereof or any foreign country or political subdivision thereof) ("TAXES") have been timely filed with the appropriate Governmental Entities in all jurisdictions in which such Tax Returns are required to be filed, and all such Tax Returns correctly reflect the liabilities of the Company and the Subsidiaries for Taxes for the periods, property or events covered thereby.

                  (b) All Taxes, including, without limitation, those which are called for by the Tax Returns, or heretofore or hereafter claimed to be due with respect to taxable periods ending on or before the Effective Time by any taxing authority from the Company and the Subsidiaries, have been fully paid or properly accrued. Except as set forth in the COMPANY SCHEDULE, the accruals for Taxes contained in the Company 1997 Balance Sheet are adequate to cover the tax liabilities of the Company and the Subsidiaries as of the Audit Date and include adequate provision for all deferred taxes, and nothing has occurred subsequent to that date to make any of such accruals inadequate.

                  (c) Neither the Company nor the Subsidiaries have received any notice of assessment or proposed assessment in connection with any Taxes or Tax Returns and there are no pending tax examinations of or tax claims asserted against the Company or the Subsidiaries or any of their respective assets or properties. Neither the Company nor any Subsidiary has extended, or waived the application of, any statute of limitations of any jurisdiction regarding the assessment or collection of any Taxes.

                  (d) There are no Tax liens (other than any lien for current Taxes not yet due and payable) on any of the assets or properties of the Company or the Subsidiaries, except to the extent that any such lien would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company has no knowledge of any basis for any additional assessment of any Taxes. The Company and the Subsidiaries have made all deposits required by law to be made with respect to employees' withholding and other employment taxes, including without limitation the portion of such deposits relating to taxes imposed upon the Company or the Subsidiaries.

                  (e) The representation and warranties contained in the Company Tax Certificate (hereinafter defined) are true and correct.

                  (f) The Company, SII and SFC have each qualified for and validly elected to be treated as a Regulated Investment Company (a "RIC") under Subchapter M of the Code. Each of the Company, SII and SFC have taken all steps necessary, including making all required distributions, to maintain such entity's status as an RIC. The accruals on the Company's books for distributions to shareholders are sufficient to satisfy the applicable regulations under Subchapter M of the Code for maintenance of its status as a RIC.

         SECTION 2.18. ABSENCE OF LITIGATION; CLAIMS.

                  (a) Except as set forth in the COMPANY SCHEDULE there are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any properties or rights of the Company or any of its Subsidiaries, or with respect to which any director, officer, employee or agent is or may be entitled to claim indemnification from the Company or any Subsidiary, before any Governmental Entity or arbitrator, which, if decided adversely to the Company or such Subsidiary, would have a Company Material Adverse Effect or impair the ability of the Company to perform its obligations under this Agreement or prevent or delay the consummation of any of the transactions contemplated hereby, nor is there any judgement, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries having or which, insofar as reasonably can be foreseen, in the future would have such effect, nor, to the knowledge of the Company, are there any state of facts which could give rise to such a claim.

                  (b) The securities litigation set forth in the COMPANY
SCHEDULE is covered by the Company's director and officer insurance policies, no insurance carriers of such policies have denied, or threatened to deny, coverage of such litigation, except as set forth in the COMPANY SCHEDULE, and any amount that the Company would owe under such litigation would not exceed the Company's total insurance program (excluding deductibles).

         SECTION 2.19. EMPLOYEE BENEFIT PLANS; EMPLOYMENT AGREEMENTS.

                  (a) The COMPANY SCHEDULE lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar fringe or employee benefit plans, programs or arrangements, and any current or former employment or executive compensation or severance agreements, written or otherwise, for the benefit of, or relating to, any employee of the Company, any trade or business (whether or not incorporated) which is a member of a controlled group including the Company or which is under common control with the Company (an "ERISA AFFILIATE") within the meaning of Section 414 of the Code, or any Subsidiary of the Company, as well as each plan with respect to which the Company or an ERISA Affiliate could incur liability under Section 4069 (if such plan has been or were terminated) or Section 4212(c) of ERISA (together, the "EMPLOYEE PLANS"), excluding former agreements under which the Company has no remaining obligations and any of the foregoing that are required to be maintained by the Company under the laws of any foreign jurisdiction. With respect to each Employee Plan, as applicable, a copy of (i) each such written Employee Plan (other than those referred to in Section 4(b)(4) of ERISA), together with all amendments, trust agreements, insurance policies and service agreements; (ii) the three most recently filed Forms 5500 or 5500 C/R and any financial statements attached thereto; (iii) the most recent IRS determination letter; (iv) the most recent summary plan description; (v) all reports submitted within the preceding three years by third-party administrators, actuaries, investment managers, consultants, or other independent contractors, has been furnished to Parent and (vi) with respect to each Employee Plan under which health benefits are provided, a statement as to the actual and contingent labilities of each such plan to the extent that no insurance or trust fund assets are available to provide such benefits.

                  (b) (i) Except as set forth in the COMPANY SCHEDULE, or as required by Section 4980B of the Code, none of the Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person and none of the Employee Plans is a 'multiemployer plan' as such term is defined in
Section 3(37) of ERISA; (ii) there has been no breach of any fiduciary duty, as described in Section 404 of ERISA, or no 'prohibited transaction', as such term is defined in Section 406 of ERISA or Section 4975 of the Code, with respect to any Employee Plan, which could be reasonably expected to result in any material liability of the Company or any of its Subsidiaries; (iii) all Employee Plans are in compliance in all material respects with the requirements prescribed by any and all applicable statutes (including ERISA and the Code), orders, or governmental rules and regulations currently in effect with respect thereto (including all applicable requirements for notification to participants or the Department of Labor, the IRS or Secretary of the Treasury), all Employee Plans have been operated at all times in all material respects in accordance with their terms, and the Company and each of its Subsidiaries have performed all material obligations required to be performed by them under, are not in any material respect in default under or violation of, and have no knowledge of any material default or violation by any other party to, any of the Employee Plans;
(iv) each Employee Plan (other than a standardized prototype Plan which is subject to a favorable IRS opinion) intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is the subject of a favorable determination letter from the IRS, and nothing has occurred which may reasonably be expected to impair such determination; (v) all contributions required to be made to any Employee Plan pursuant to Section 412 of the Code, or the terms of the Employee Plan or any collective bargaining agreement, have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Employee Plan for the current plan years; (vi) with respect to each Employee Plan, no 'reportable event' within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063, 4604 or 4041 of ERISA has occurred;
(vii) neither the Company nor any ERISA Affiliate has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than liability for premium payments to the Pension Benefit Guaranty Corporation arising in the ordinary course); (viii) neither the Company nor any ERISA Affiliate has incurred any liability for any excise, income or other taxes or penalties with respect to any Employee Plan, and no event has occurred and no circumstance exists that could be reasonably expected to give rise to any such liability;
(ix) there are no pending or threatened claims against any Employee Plan (other than routine claims for benefits) or against any fiduciary of an Employee Plan with respect to such plan, nor is there any reasonable basis for such a claim;
(x) no Employee Plan is presently under audit or examination (nor has notice been received of a potential audit or examination) by any governmental entity; and (xi) no matters are pending with respect to any Employee Plan under any governmental corrective or remedial program.

                  (c) The COMPANY SCHEDULE provided pursuant to Section 1.5 hereof sets forth a true and complete list of each current or former employee, officer or director of the Company or any of its Subsidiaries who holds any option to purchase Company Common Stock as of the date hereof, together with the number of shares of Company Common Stock which are subject to such option, the date of grant of such option, the extent to which such option is vested (or will become vested within six months from the date hereof, or as a result of, the Merger), the option price of such option (to the extent determined as of the date hereof), whether such option is intended to qualify as an incentive stock option within the meaning of Section 422(b) of the Code (an "ISO"), and the expiration date of such option. The COMPANY SCHEDULE also sets forth the total number of such ISOs and such nonqualified options.

                  (d) Except as disclosed on the COMPANY SCHEDULE, any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its affiliates who is a "disqualified individual" (as such term is defined in Proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Employee Plan currently in effect would not be characterized as an "excess parachute payment" (as such term is defined in Section 280G of the Code).

         SECTION 2.20. LABOR MATTERS. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any of their respective employees. Neither the Company nor any of its Subsidiaries is party to any collective bargaining agreement or other labor agreement with any union or labor organization and no union or labor organization has been recognized by the Company or any of its Subsidiaries as an exclusive bargaining representative for employees of the Company or any of its Subsidiaries. To the Company's knowledge, there is no current union representation question involving employees of the Company or any of its Subsidiaries, nor does the Company have knowledge of any significant activity or proceeding of any labor organization (or representative thereof) or employee group to organize any such employees. Neither the Company nor any of its Subsidiaries has made any commitment not in collective bargaining agreements listed on the COMPANY SCHEDULE that would require the application of the terms of any collective bargaining agreements entered into by the Company or any of its Subsidiaries to Parent, to any Joint Venture of Parent, or to any Subsidiary of Parent (other than the Company or its Subsidiaries). Except as disclosed in the COMPANY SCHEDULE, (a) there is no material active arbitration under any collective bargaining agreement involving the Company or any of its Subsidiaries, (ii) there is no material unfair labor practice, grievance, employment discrimination or other labor or employment related charge, complaint or claim against the Company or any of its Subsidiaries pending before any court, arbitrator, mediator or governmental agency or tribunal, or, to the Company's knowledge, threatened, (iii) there is no strike, picketing or work stoppage by, or any lockout of, employees of the Company or any of its Subsidiaries pending, or to the Company's knowledge, threatened, against or involving the Company or any of its Subsidiaries, and
(iv) there is no active arbitration under any collective bargaining agreement involving the Company or any of its Subsidiaries regarding the employer's right to move work from one location or entity to another, or to consolidate work locations, or involving other similar restrictions on business operations. There is no proceeding, claim, suit, action or governmental investigation pending or, to the knowledge of the Company, threatened, relating to labor matters in respect of which any director, officer, employee or agent of the Company or any of its Subsidiaries is or may be entitled to claim indemnification from the Company or a Subsidiary pursuant to their respective charters or bylaws or under any indemnification agreements.

         SECTION 2.21. ENVIRONMENTAL MATTERS.

                  (a) The Company and each of the Subsidiaries is in material compliance with all applicable Environmental Laws (hereinafter defined) and neither the Company nor any of the Subsidiaries has received any written or, to the Company's knowledge, oral, communication from any person or Governmental Entity that alleges that the Company or any of the Subsidiaries is not in compliance with applicable Environmental Laws where such non-compliance would have a Company Material Adverse Effect.

                  (b) The Company and each of the Subsidiaries has obtained or has applied for all material Environmental Permits (hereinafter defined) necessary for the construction of their facilities or the conduct of their operations, and all such material Environmental Permits are effective or, where applicable, a renewal application has been timely filed and is pending agency approval, and the Company and the Subsidiaries are in material compliance with all terms and conditions of such material Environmental Permits. Neither the Company nor any of the Subsidiaries has knowledge of any past or present events, conditions, circumstances, activities, practices, incidents, actions or plans that may interfere with, or prevent, future continued material compliance on the part of the Company or any of the Subsidiaries with the material Environmental Permits. Neither the Company nor any of the Subsidiaries has knowledge of matters or conditions that would preclude reissuance or transfer of any material Environmental Permit, including amendment of such instrument, to Parent or one of its Subsidiaries where such action is necessary to maintain compliance with Environmental Laws in all material respects.

                  (c) Neither the Company nor any of the Subsidiaries has knowledge of any current Environmental Law or Environmental Permit imposing any future requirement which could reasonably be expected to result in the accrual of a material cost not disclosed in writing to Parent.

                  (d) There is no Environmental Claim (hereinafter defined) pending or, to the knowledge of the Company, threatened (i) against the Company or any of the Subsidiaries, (ii) against any person or entity whose liability for any Environmental Claim the Company or any of the Subsidiaries has or may have retained or assumed either contractually or by operation of law, or (iii) against any real or personal property or operations which the Company or any of the Subsidiaries owns, leases or manages, in whole or in part.

                  (e) The Company has no knowledge of any Releases (hereinafter defined) of any Hazardous Material (hereinafter defined) that would be reasonably likely to form the basis of any Environmental Claim against the Company or any of the Subsidiaries, against any person or entity whose liability for any Environmental Claim the Company or any of the Subsidiaries has or may have retained or assumed either contractually or by operation of law, against any person or entity that has executed a guarantee in favor of the Company or in which the Company has an equity interest or affecting any assets that are pledged as collateral to the Company.

                  (f) The Company has no knowledge, with respect to any predecessor of the Company or any of the Subsidiaries, of any Environmental Claim pending or threatened, or of any Release of Hazardous Materials that would be reasonably likely to form the basis of any material Environmental Claim against the Company or any of the Subsidiaries.

                  (g) To the Company's knowledge, the Company has disclosed to Parent all facts which the Company reasonably believes form the basis of a material current or future cost relating to any environmental matter affecting the Company and the Subsidiaries which would or reasonably could have a Company Material Adverse Effect.

                  (h) Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any owner of premises leased or operated by the Company or any of its Subsidiaries has filed any notice with respect to such premises under federal, state, local or foreign law indicating past or present treatment, storage or disposal of Hazardous Materials, as regulated under 40 C.F.R. Parts 264- 267 or any state, local or foreign equivalent or is engaging or has engaged in business operations involving the generation, transportation, treatment, recycling or disposal of any waste regulated under the Environmental Laws that pertain to radioactive materials or the nuclear power industry, including, without limitation, requirements of Volume 10 of the Code of Federal Regulations.

                  (i) Except as set forth in the COMPANY SCHEDULE, none of the properties owned, leased or operated by the Company, the Subsidiaries or, to the knowledge of the Company, any predecessor thereof are now or were in the past, listed on the National Priorities list of Superfund Sites, the CERCLIS Information System, or any other comparable state or local environmental database.

                  (j) The Merger will not require any governmental approvals under the Environmental Laws, including those that are triggered by sales or transfers of businesses or real property.

                  (k) As used in this Section 2.20:

                           (i) "ENVIRONMENTAL CLAIM" means any and all
administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation (written or oral) by any person or entity (including any federal, state, local or foreign Governmental Entity having jurisdiction over the Company or the Subsidiaries) alleging potential liability of the Company or the Subsidiaries (including, without limitation, potential responsibility for or liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (A) the presence, or Release or threatened Release into the environment, of any Hazardous Materials at any location, whether or not owned, operated, leased or managed by the Company or any of the Subsidiaries (including but not limited to obligations to clean up contamination resulting from leaking underground storage tanks); or (B) circumstances forming the basis of any violation or alleged violation by the Company or the Subsidiaries of any Environmental Law; or (C) any and all claims by any third party against the Company or the Subsidiaries seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of any Hazardous Materials, but with respect to the foregoing, only if an adverse determination would or reasonably could have a Company Material Adverse Effect, individually or in the aggregate.

                           (ii) "ENVIRONMENTAL LAWS" means all applicable
foreign, federal, state and local laws (including the common law), rules, requirements and regulations relating to pollution, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or protection of human health as it relates to the environment including, without limitation, laws and regulations relating to Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

                           (iii) "HAZARDOUS MATERIALS" means (A) any petroleum
or any by-products or fractions thereof, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, any form of natural gas, explosives, and polychlorinated biphenyls; (B) any chemicals, materials or substances, whether waste materials, raw materials or finished products, which are now defined as or included in the definition of 'hazardous substances,' 'hazardous wastes,' 'hazardous materials,' 'extremely hazardous substances,' 'restricted hazardous wastes,' 'toxic substances,' 'toxic pollutants,' 'pollutants,' 'contaminants,' or words of similar import under any Environmental Law; and (C) any other chemical, material or substance, whether waste materials, raw materials or finished products, regulated or forming the basis of liability under any Environmental Law in a jurisdiction in which the Company or any of the Subsidiaries operates.

                           (iv) "RELEASE" means any release, spill, emission,
leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment (including without limitation ambient air, atmosphere, soil, surface water, groundwater or property).

         SECTION 2.22. INTELLECTUAL PROPERTY.

                  (a) The Company and each of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or materials that are used in its or any of its Subsidiaries' businesses as currently conducted, and to the actual knowledge of its executive officers all patents, trademarks, trade names, service marks and copyrights held by it and/or its Subsidiaries are valid and subsisting, except for any failures to so own, be licensed or possess or to be valid and subsisting, as the case may be, that, individually or in the aggregate, will not have a Company Material Adverse Effect.

                  (b) Except as disclosed in the Company's SEC Reports filed prior to the date hereof or as is not reasonably likely to have a Company Material Adverse Effect:

                           (i) it and its Subsidiaries are not, nor will any of
them be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which it or any of its Subsidiaries is a party and pursuant to which it or any Subsidiary is authorized to use any third-party patents, trademarks, service marks and copyrights ("THIRD-PARTY INTELLECTUAL PROPERTY RIGHT");

                           (ii) to its knowledge, no claims as of the date
hereof with respect to (A) the
patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names, and any applications therefor owned by it or any of its Subsidiaries (the "OWNED INTELLECTUAL PROPERTY RIGHTS"); (B) any trade secrets material to it; or (C) Third-Party Intellectual Property Rights, are currently pending or, threatened by any person or entity; and

                           (iii) to its knowledge, there is no unauthorized use,
infringement or misappropriation of any of the Owned Intellectual Property Rights by any third party, including any of its or any of its Subsidiaries' employees or former employees.

         SECTION 2.23. REGULATORY MATTERS.

                  (a) Except as disclosed in the COMPANY SCHEDULE, there are no proceedings or investigations pending or, to the Company's knowledge, threatened, before any domestic or foreign court, administrative, governmental or regulatory body in which any of the following matters are being considered, nor has the Company or any of its Subsidiaries received written notice or inquiry from any such body, government official, consumer advocacy or similar organization or any private party, indicating that any of such matters should be considered or may become the object of consideration or investigation: (i) reduction of principal amount of outstanding loans or warrants; (ii) reduction of earnings or (iii) refunds of amounts previously charged to customers.

                  (b) Except as disclosed in the COMPANY SCHEDULE, neither the Company nor any of its Subsidiaries has any outstanding regulatory commitments regarding (i) reduction of principal amount of outstanding loans or warrants;
(ii) reduction of earnings or (iii) refunds of amounts previously charged to customers, to or by any domestic or foreign court, administrative, governmental or regulatory body, government official, consumer advocacy or similar organization.

         SECTION 2.24. ADEQUACY OF DISCLOSURE. The Company has made available to Parent copies of all documents listed or referred to in the COMPANY SCHEDULE hereto or referred to herein. Such copies are, and all documents and materials delivered or made available in connection with Parent's investigation of the Company in connection with the transactions contemplated hereby are, true and complete and include all amendments, supplements and modifications thereto or waivers currently in effect thereunder. No representation or warranty by the Company in this Agreement nor any certificate, schedule, statement, document or instrument furnished or to be furnished to Parent pursuant hereto, or in connection with the negotiation, execution or performance of this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein not misleading.

         SECTION 2.25. REGISTRATION STATEMENT; PROXY STATEMENT/PROSPECTUS. The information supplied by the Company for inclusion in the registration statement of Parent on Form S-4 pursuant to which shares of Parent Common Stock will be registered with the SEC (the "REGISTRATION STATEMENT") does not and will not contain, at the time the information is supplied and when the Registration Statement is declared effective by the SEC, any untrue statement of a material fact nor does or will it omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement not misleading. The information supplied by the Company for inclusion in the proxy statement/prospectus (the "PROXY STATEMENT") to be sent to the shareholders of the Company in connection with the special meeting of the Company's shareholders to consider this Agreement and the Merger (the "SHAREHOLDERS MEETING") does not and will not, at the time the Proxy Statement is first mailed to shareholders, at the time of the Shareholders Meeting, or at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders Meeting which has become false or misleading; provided, however, that no representation or warranty is made by the Company with respect to information related to, or supplied by, the Parent, its affiliates or advisors. If at any time prior to the Effective Time any event relating to the Company or any of its affiliates should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, the Company shall promptly inform Parent.

         SECTION 2.26. BOARD ACTION; VOTE REQUIRED. (a) The Board of Directors of the Company has unanimously determined that the transactions contemplated by this Agreement are in the best interests of the Company and its shareholders and has resolved to recommend to such shareholders that they vote in favor thereof.

                  (b) The provisions of Section 48-35-205 of the TBCA will not apply to this Agreement or any of the transactions contemplated hereby or thereby. No other "fair price," "moratorium," "control share acquisition" or other form of antitakeover statute or regulation (each a "TAKEOVER STATUTE") as in effect on the date hereof or any anti-takeover provision in the Company's Charter or Bylaws is applicable to the Company, the shares of Company Common Stock, the Merger or the other transactions contemplated by this Agreement.

                  (c) The Company has been advised by each of its directors and executive officers that each such person intends to vote their respective shares of Company Common Stock in favor of the approval and adoption of this Agreement and the Merger.

                  (d) The holders of shares of Company Common Stock do not have any dissenters or appraisal rights with respect to this Agreement or the Merger pursuant to Section 48-23-102 of the TBCA.

         SECTION 2.27. YEAR 2000 COMPLIANT. The Company and each of its Subsidiaries has taken preliminary steps to identify and analyze both internally developed and acquired software which is material to its operations and utilizes date embedded codes that may experience operations problems when the Year 2000 is reached and, where problems have arisen, has made, or have coordinated with customers, suppliers, financial institutions and others with which it has business relationships that are material to the Company's business to make, all necessary modifications to the identified software to make such software Year 2000 compliant. Except as disclosed in the Company SEC Reports, the Company and its Subsidiaries have not incurred, and do not expect to incur, significant operating expenses to be Year 2000 compliant, and business operations have not been disrupted and, to the Company's knowledge, its customers have not experienced any material interruption of service as a result of making such software Year 2000 compliant. "YEAR 2000 COMPLIANT" means, with respect to the Company's and each Subsidiaries' information technology, the information technology is designed to be used prior to, during and after the calendar Year 2000 A.D., and the information technology used during each such time period will accurately receive, provide and process date/time data (including, without limitation, calculating, comparing and sequencing) from, into and between the 20th and 21st centuries, including the years 1999 and 2000, and leap-year calculations and will not materially malfunction, cease to function, or provide invalid or incorrect results as a result of date/time data, to the extent that other information technology, used in combination with the information technology being acquired, properly exchanges date/time data with it. "INFORMATION TECHNOLOGY," means computer software, computer firmware, computer hardware (whether general or specific purpose), and other similar or related items of automated, computerized, or software system(s) that are used or relied on by the Company or the Subsidiary in the conduct of its business.

         SECTION 2.28. AFFILIATES. Except for the persons listed on the COMPANY SCHEDULE there are no persons who, to the knowledge of the Company, may be deemed to be affiliates of the Company under Rule 145 under the Securities Act. Concurrently with the execution and delivery of this Agreement, the Company has delivered to Parent an executed letter agreement, substantially in the form of Exhibit A hereto, from each of such persons.

         SECTION 2.29. OPINION OF FINANCIAL ADVISORS. The Company has received the opinions of Goldman Sachs and Robinson Humphrey (the "COMPANY FINANCIAL ADVISORS"), each as of the date hereof, to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to the holders of Company Common Stock and a copy of each such opinion has been made available to Parent.

         SECTION 2.30. BROKERS AND FINDERS. The COMPANY SCHEDULE lists all those financial advisors, including the Company Financial Advisors, employed or retained by the Company and the amounts that are due such persons in connection with this Agreement and the transactions contemplated hereby. Neither the Company nor any Subsidiary nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated herein, except that the Company has employed those financial advisors listed on the COMPANY SCHEDULE pursuant to the terms of engagement letters, a true and complete copy of each of which has previously been furnished to Parent.


                                   ARTICLE III
             REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

                  Parent and Merger Sub each represents and warrants to the Company as follows, except as set forth on a Disclosure Schedule delivered by Parent concurrently with the execution and delivery of this Agreement (the "PARENT SCHEDULE"), each of which exceptions shall specifically identify the relevant subsection hereof to which it relates and shall be deemed to be representations and warranties made hereunder:

         SECTION 3.1. ORGANIZATION AND POWERS. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and the Merger Sub has all requisite corporate power and authority to carry on its business as it has been and is now being conducted and to own, lease and operate the properties and assets used in connection therewith.

         SECTION 3.2. AUTHORITY; BINDING EFFECT. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. All necessary action, corporate or otherwise, required to have been taken by or on behalf of each of Parent and Merger Sub by applicable law, each of their respective charter document(s) or otherwise to authorize (i) the approval, execution and delivery on their behalf of this Agreement and (ii) their performance of their obligations under this Agreement and the consummation of the transactions contemplated hereby has been taken. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except (A) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors' rights, including without limitation, the effect of statutory or other laws regarding fraudulent conveyances and preferential transfers, and (B) for the limitations imposed by general principles of equity and commercial reasonableness.

         SECTION 3.3. NO CONFLICT; APPROVALS. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (i) violate or conflict with the Parent's or Merger Sub's charter or bylaws, or (ii) constitute a breach or default (or an event that with notice or lapse of time or both would become a breach or default) or give rise to any lien, third party right of termination, cancellation, material modification or acceleration, or loss of any benefit, under any contract to which the Parent or any subsidiary is a party or by which it is bound, or (iii) subject to the consents, approvals, orders, authorizations, filings, declarations and registrations specified in Section 3.4 or in the PARENT SCHEDULE in response thereto, conflict with or result in a violation of any permit, concession, franchise or license or any law, rule or regulation applicable to the Parent or any of its subsidiaries or any of their properties or assets, except, in the case of clauses (ii) and (iii), for any such breaches, defaults, liens, third party rights, cancellations, modifications, accelerations or losses of benefits, conflicts or violations which would not have a Parent Material Adverse Effect and do not impair the ability of the Parent to perform its obligations under this Agreement or prevent or delay the consummation of any of the transactions contemplated hereby. As used in this Agreement, "PARENT MATERIAL ADVERSE EFFECT" shall mean any fact, condition, event, development or occurrence which, individually or when taken together with all other such facts, conditions, events, developments or occurrences, other than changes in the general economic conditions and other conditions affecting financial institutions or the credit market generally, would reasonably be expected to have a material adverse effect on the financial condition, operating results, business or prospects of Parent and its subsidiaries (hereinafter defined), taken as a whole.

         SECTION 3.4. GOVERNMENTAL CONSENTS AND APPROVALS. Except as set forth on the PARENT SCHEDULE, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will require any consent, approval, order, authorization, or permit of, or filing with or notification to, any Governmental Entity, except (a) the filing of the Registration Statement with the SEC in accordance with the Securities Act and the entry of an order by the SEC permitting such

Registration Statement to become effective, and compliance with applicable state securities laws, (b) the filing of a registration statement with the SEC in an appropriate form with respect to the shares of Parent Common Stock subject to options to acquire Parent Common Stock issued pursuant to Section 1.5 hereof,
(c) notification pursuant to, and expiration or termination of the waiting period under the HSR Act, (d) the filing and recording of the Certificate of Merger in accordance with the DGCL, and (e) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent it from performing its obligations under this Agreement without having a Parent Material Adverse Effect.

         SECTION 3.5. CAPITAL STOCK.

                  (a) Parent has authorized capital stock consisting of 100,000,000 shares of Parent Common Stock. As of December 31, 1998: (i) 55,840,059 shares of Parent Common Stock were issued and outstanding and (ii) 2,714,616 shares of Parent Common Stock were held as treasury shares. All of the issued and outstanding shares of Parent have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and were issued in compliance with all applicable Federal and state securities laws. No shares of capital stock issued by Parent are or were at the time of their issuance subject to preemptive rights. The shares of Parent Common Stock to be delivered to the Stockholders at the Effective Time, when delivered in accordance with the terms of this Agreement, will be valid and legally issued shares of Parent capital stock, fully paid and nonassessable and, subject to registration under the Securities Act and approval for listing by The New York Stock Exchange (the "NYSE"), all of such shares will be approved for quotation on the principal stock exchange on which Parent Common Stock is traded.

                  (b) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, of which 1,000 shares are outstanding. All of the issued and outstanding shares of Merger Sub are owned beneficially, and of record by Parent.

         SECTION 3.6. REGISTRATION STATEMENT; PROXY STATEMENT/PROSPECTUS. The information supplied by the Parent for inclusion in the Registration Statement shall not contain, at the time the Registration Statement is declared effective by the SEC, any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement not misleading. The information supplied by the Parent for inclusion in the Proxy Statement shall not, at the time the Proxy Statement is first mailed to shareholders, at the time of the Stockholders Meeting, or at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders Meeting which has become false or misleading; provided, however, that no representation or warranty is made by the Parent with respect to information related to, or supplied by, the Company, its affiliates or advisors. If at any time prior to the Effective Time any event relating to the Parent or any of its affiliates should be discovered by the Parent which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, the Parent shall promptly inform the Company.

         SECTION 3.7. SEC REPORTS. Parent has filed all required forms, reports and documents with the SEC since January 1, 1995 (collectively, the "PARENT'S SEC REPORTS"), including without limitation

Parent's Annual Report on Form 10-K for the year ended December 31, 1997 and the Parent's Quarterly Report on Form 10-Q for the quarter ending September 30, 1998. The Parent's SEC Reports have complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act. As of their respective dates, none of Parent's SEC Reports, including, without limitation, any financial statements or schedules included or incorporated by reference therein, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         SECTION 3.8. FINANCIAL STATEMENTS. The Parent has delivered to the Company true and complete copies of (a) consolidated balance sheets of the Parent and its subsidiaries at December 31, 1997 and 1996 and the related consolidated statements of earnings, changes in stockholders' equity and statements of cash flow for the years then ended, together with the notes thereto, audited by Deloitte & Touche LLP (the "PARENT'S AUDITORS") and (b) unaudited consolidated balance sheets of Parent and its subsidiaries at September 30, 1998 and 1997 and related consolidated statements of income, changes in shareholders' equity and statements of cash flows for the periods ended September 30, 1998 and 1997, all of which have been prepared in accordance with GAAP consistently applied throughout the periods involved, subject in the case of interim financial statements to normal year-end adjustments and to the absence of full footnotes. Such balance sheets, including the related notes, fairly present the consolidated financial position, assets and liabilities (whether accrued, absolute, contingent or otherwise) of the Parent and its subsidiaries at the dates indicated and such consolidated statements of income, changes in stockholders' equity and statements of cash flow fairly present the consolidated results of operations, changes in stockholders' equity and cash flow of the Parent and its subsidiaries for the periods indicated. The unaudited consolidated financial statements as at and for the periods ended September 30, 1998 and 1997 contain all adjustments, which are solely of a normal recurring nature, necessary to present fairly the financial position at September 30, 1998 and 1997 and the results of operations and change in shareholders' equity and financial position for the periods then ended. The audited consolidated balance sheet of Parent and its subsidiaries at December 31, 1997 described above is referred to herein as the "PARENT 1997 BALANCE SHEET."

         SECTION 3.9. ABSENCE OF CERTAIN CHANGES. Except as otherwise disclosed on the PARENT SCHEDULE, since September 30, 1998, the Parent and its subsidiaries have not been subject to any other events or conditions of any character that would have a Parent Material Adverse Effect or impair the ability of Parent to perform its obligations under this Agreement or prevent or delay the consummation of any of the transactions contemplated hereby.

         SECTION 3.10. ABSENCE OF LITIGATION; CLAIMS; ABSENCE OF UNDISCLOSED LIABILITIES. There are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries, or any properties or rights of Parent or any of its subsidiaries, before any Governmental Entity or arbitrator, which, if decided adversely to Parent or such subsidiary, would have a Parent Material Adverse Effect or impair the ability of Parent to perform its obligations under this Agreement or prevent or delay the consummation of any of the transactions contemplated hereby, nor is there any judgement, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Parent or any of its subsidiaries having or which, insofar as reasonably can be foreseen, in the future would have such effect. Neither Parent nor its Subsidiaries have any material indebtedness, liability or obligation of any kind (whether known or unknown, accrued, absolute, asserted or unasserted, contingent or otherwise) except (a) as and to the extent reflected, reserved against or otherwise disclosed in the Parent 1997 Balance Sheet, or (b) for liabilities and obligations incurred subsequent to December 31, 1997 in the ordinary course of business and which do not have a Parent Material Adverse Effect or impair the ability of the Parent to perform its obligations under this Agreement or prevent or delay the consummation of any of the transactions contemplated hereby.

         SECTION 3.11. COMPLIANCE WITH LAW. Parent and each of its Subsidiaries is in compliance with all applicable Laws, except where such violations would not have a Parent Material Adverse Effect.

         SECTION 3.12. BROKERS AND FINDERS. Neither the Parent nor any of its respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated herein, except that the Parent has employed Credit Suisse First Boston as its financial advisor.

         SECTION 3.13. ADEQUACY OF DISCLOSURE. The Parent has made available to Company copies of all documents listed or referred to in the PARENT SCHEDULE hereto or referred to herein. Such copies are, and all documents and materials delivered or made available in connection with Company's investigation of the Parent in connection with the transactions contemplated hereby are, true and complete and include all amendments, supplements and modifications thereto or waivers currently in effect thereunder. No representation or warranty by the Parent in this Agreement nor any certificate, schedule, written statement, document or instrument furnished or to be furnished to Company pursuant hereto, or in connection with the negotiation, execution or performance of this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein not misleading.


                                   ARTICLE IV
                                OTHER AGREEMENTS

         SECTION 4.1. CONDUCT OF THE COMPANY'S BUSINESS. The Company covenants and agrees that, between the date of this Agreement and the Effective Time, unless Parent shall otherwise consent in writing, and except as otherwise expressly contemplated hereby or on the COMPANY SCHEDULE, the business of the Company and the Subsidiaries shall be conducted only in, and such entities shall not take any action except in, the Ordinary Course; the Company and its Subsidiaries will use their commercially reasonable efforts to preserve substantially intact the business organization of the Company and its Subsidiaries, to keep available the services of those of its present officers, employees and consultants and to preserve the present relationships of the Company and its Subsidiaries with customers, suppliers and other persons with which the Company and the Subsidiaries have significant business relations; and the Company and its Subsidiaries will advise each of its respective officers of their fiduciary duty to the Company prior to the Effective Time to operate the business in due course, maintain the confidentiality of information arising from or generated by the business of the Company and to avoid taking any action which would have a Company Material Adverse Effect. By way of amplification and not limitation, except as otherwise expressly contemplated by this Agreement or the COMPANY SCHEDULE, the Company agrees on behalf of itself and its Subsidiaries that, without the prior written consent of Parent, they will, between the date of this Agreement and the Effective Time:

                  (a) not directly or indirectly do any of the following: (i) amend or propose to amend its Charter or Bylaws; (ii) split, combine or reclassify any outstanding shares of its capital stock, or declare, set aside or pay any dividend payable in cash, stock, property or otherwise with respect to such shares; (iii) redeem, purchase, acquire or offer to acquire any shares of its capital stock; (iv) issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or securities convertible or exchangeable for, or any options, warrants or rights of any kind to acquire any shares of, its capital stock of any class or other property or assets whether pursuant to any rights agreement, stock option plans described in the COMPANY SCHEDULE or otherwise, PROVIDED, HOWEVER, that (a) the Company may issue options in the Ordinary Course, which options shall have an exercise price per share of not less than (i) the Starting Price (hereinafter defined) divided by
(ii) the Exchange Ratio, the product being rounded, if necessary, up or down, to the nearest cent, and shall be granted in accordance with the amounts and limitations set forth in the COMPANY SCHEDULE and (b) the Company may issue shares of Company Common Stock pursuant to currently outstanding options referred to in the COMPANY SCHEDULE in response to Section 2.3 above; (v) accelerate, amend or change the period of exerciseability of options or restricted stock granted under any of the Company Stock Plans or authorize cash payments in exchange for any options granted under any of such plans except as required by the terms of such plans or any related agreements in effect as of the date of this Agreement, or (vi) enter into any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this paragraph (a);

                  (b) not, directly or indirectly (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership, limited liability company or other business organization or division thereof or enter into or acquire any interest in any Joint Venture; (ii) issue, sell, pledge, dispose of or encumber any assets (including without limitation licenses, Authorizations or rights) of the Company or the Subsidiaries or enter into any securitization transactions, excluding transactions between the Company and its Subsidiaries and any transactions required under the Company's current credit facilities; (iii) incur any indebtedness for borrowed money or issue any debt securities; provided, however, the Company may incur indebtedness under the Company's current credit facilities up to an amount of such facilities on the date of this Agreement and any transactions made pursuant to the Company's current credit facilities, (iv) make any commitments or agreements for capital expenditures or capital additions or betterments exceeding in the aggregate $100,000, except such as may be involved in ordinary repair, maintenance or replacement of its assets; (v) enter into or modify any material contract, lease or agreement except in the Ordinary Course; (vi) terminate, modify, assign, waive, release or relinquish any material contract rights, including those arising under any Financing Documents except in the Ordinary Course or under any insurance policies, or amend any material rights or claims not in the Ordinary Course or except as expressly provided herein; (vii) settle or consent to the settlement of any litigation if such settlement, together with any related litigation or claims, would cost the Company or any Subsidiary, directly or indirectly (including pursuant to any indemnification obligations) more than $10,000,000, provided, however, that the Company may settle any litigation arising out of its relationships with the Portfolio Companies in the Ordinary Course; (viii) other than in prior consultation with the Parent, restructure or materially change the Company's or any Subsidiary's investment security portfolio through purchases, sales or otherwise, or the manner in which such portfolio is classified or reported, except in the Ordinary Course; (ix) purchase any securities or create any loans in the Tandem Capital division, (x) purchase any securities or create any loans for an amount exceeding $65,000,000 per quarter in the aggregate or $5,000,000 for any single borrower, or (xi) enter into any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this paragraph (b);

                  (c) not, directly or indirectly (i) initiate any litigation or arbitration proceeding, except in the Ordinary Course, (ii) revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable, other than in the Ordinary Course, or as required by GAAP or any applicable laws, (iii) make any material change to their respective accounting methods, principles or practices, or (iv) settle or compromise any Tax liability, or prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods;

                  (d) not, directly or indirectly, (i) grant any increase in the salary or other compensation of its employees except in the Ordinary Course or grant any bonus to any employee or enter into any employment agreement or make any loan to or enter into any material transaction of any other nature with any officer or employee of the Company, except as disclosed on the COMPANY SCHEDULE or on the letter to Parent dated January 4, 1999; (ii) take any action to institute any new severance or termination pay practices with respect to any directors, officers or employees of the Company or to increase the benefits payable under its severance or termination pay practices; (iii) adopt or amend, in any respect, except as may be required by applicable law or regulation, any bonus, profit sharing, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund, plan or arrangement for the benefit or welfare of any directors, officers or employees;

                  (e) use reasonable best efforts to cause the persons listed on the COMPANY SCHEDULE to enter into employment/consulting agreements prior to Closing in the form substantially set forth in Exhibit B hereto, containing the terms set forth opposite such person's name on the COMPANY SCHEDULE;

                  (f) not, directly or indirectly, take or omit to take any action that is reasonably likely to result in a breach of any contract, commitment or obligation if the result would, individually or in the aggregate, have a Company Material Adverse Effect;

                  (g) not, directly or indirectly, take any action which would cause its representations and warranties contained herein if made on and as of the date of such action or agreement, untrue or incorrect in any material respect;

                  (h) not, directly or indirectly, take (and will use reasonable efforts to prevent any affiliate of the Company from taking) or agree in writing or otherwise to take any action which could reasonably be expected to adversely affect or delay the ability of any of the parties to obtain any approval of any governmental or regulatory body required to consummate the transactions contemplated hereby;

                  (i) not, directly or indirectly, take (and will use reasonable efforts to prevent any affiliate of the Company from taking) or agree in writing or otherwise to take, (i) any of the actions described in this Section 4.l, or
(ii) any action which could prevent it from performing, or cause it not to perform, its obligations under this Agreement, or (iii) any action that would cause the Merger not to be treated as a reorganization within the meaning of
Section 368(a) of the Code;

                  (j) the Company shall make sufficient distributions in order to: (i) qualify as a RIC for the year ended December 31, 1998; and (ii) avoid imposition of federal excise tax for the years ended

October 31, 1998 (with respect to capital gain net income) and December 31, 1998 (with respect to ordinary income);

                  (k) from January 1, 1999 until the Closing, except to the extent necessary to maintain its status as an RIC for the year ended December 31, 1998 and avoid federal excise tax for any period ending on or before December 31, 1998, the Company shall operate and conduct its affairs as if it were a C corporation and not an RIC for federal income tax purposes; and

                  (l) use reasonable best efforts to cause the Company's accountants to perform such activities in connection with the quarterly preparation and review of the Company's interim financial statements as they have historically performed.

         SECTION 4.2. PARENT'S UNDERTAKINGS. Parent will not, directly or indirectly, take (and will use reasonable efforts to prevent any affiliate of the Company from taking) any action that would cause the Merger not to be treated as a reorganization within the meaning of Section 368(a) of the Code or any action which would cause any of the Parent's representations and warranties in this Agreement to be untrue or incorrect in any material respect, or prevent it from performing or cause it not to perform, its obligation under this Agreement. Parent shall as promptly as practicable following the date hereof apply for approval for listing of Parent Common Stock to be issued pursuant to the Merger on the NYSE upon official notice of issuance. Parent shall establish a Retention Plan substantially in accordance with the terms and provisions set forth in the PARENT SCHEDULE.

         SECTION 4.3. ACCESS TO INFORMATION. Between the date of this Agreement and the Closing Date, the Company will (a) give Parent and its authorized representatives access, during regular business hours upon reasonable notice, to all offices and other facilities and to all of its books and records, (b) permit Parent to make such reasonable inspections as it may require, and (c) cause its officers and those of its Subsidiaries to furnish Parent with such financial and operating data and other information with respect to the business and properties of the Company, as Parent may from time to time reasonably request and as the Company may have on hand or be able to produce without undue hardship, including, without limitation, such of the foregoing as parent deems necessary for it to complete, prior to Closing, a due diligence review and valuation of all of the Company's Financing Transactions. Between the date of this Agreement and the Closing Date, Parent will cause its officers and those of its Subsidiaries to furnish the Company with all financial and operating data and other information with respect to the business and properties of Parent, as Company may from time to time reasonably request and as Parent may have on hand or be able to produce without undue hardship, provided, that the requested information is of a type customarily provided to the Company's underwriters in connection with a public offering of securities. All such access and information obtained by Parent or Company and their respective authorized representatives shall be subject to the terms and conditions of the letter agreement between the Company and Parent dated May 20, 1998 (the "CONFIDENTIALITY AGREEMENT").

         SECTION 4.4. STOCKHOLDER VOTE; PROXY STATEMENT.

                  (a) As promptly as practicable after the date hereof, the Company shall take all action necessary in accordance with Rules 14a-1 ET. SEQ. of the Exchange Act, the 1940 Act, the rules of the NYSE, the DGCL, the TBCA, and its Charter and Bylaws to call, give notice of, convene and hold the Shareholders Meeting as promptly as practicable (unless such date shall be delayed due to circumstances reasonably beyond the control of the parties) to consider and vote upon the approval and adoption of this Agreement and the transactions contemplated hereby, including the revocation of the Company's status as a business development company under the 1940 Act, and for such other purposes as may be necessary or desirable. Subject to Section 4.4(b), the Board of Directors of the Company shall use its commercially reasonable efforts to solicit and secure from its shareholders such approval and adoption of this Agreement and the transactions contemplated hereby, which efforts may include, without limitation, soliciting shareholder proxies therefor and to advise the other party upon its request, from time to time, as to the status of the shareholder vote then tabulated.

                  (b) As promptly as practicable after the date hereof, the Company and Parent shall jointly prepare and file with the SEC preliminary proxy materials of the Company under the Exchange Act with respect to the Merger, and a preliminary prospectus of Parent with respect to Parent Common Stock to be issued in the Merger and will thereafter use their respective best efforts to respond to any comments of the SEC with respect thereto and to cause the Registration Statement to become effective, and the Proxy Statement and proxy to be mailed to the Company's shareholders, as promptly as practicable. The Proxy Statement shall include the unqualified recommendation of the Company's Board of Directors that the Company's shareholders vote in favor of the approval and adoption of this Agreement and the transactions contemplated hereby, provided that the Board of Directors of the Company may fail to make such recommendation or may withdraw, modify or amend such recommendation in a manner adverse to the Parent, if (but only if) the Board of Directors, after consultation with and based upon the advice of independent legal counsel, determines that the making of such recommendation or the failure to so withdraw, modify or amend such recommendation would constitute a breach of the fiduciary duties of such director to the shareholders of the Company.

                  (c) As soon as practicable after the date hereof, the Company and Parent shall prepare and file any other filings required to be filed by each under the Exchange Act or any other federal or state securities laws relating to the Merger and the transactions contemplated hereby (collectively "OTHER FILINGS") and will use their best efforts to respond to any comments of the SEC or any other appropriate government official with respect thereto.

                  (d) The Company and Parent shall cooperate with each other and provide to each other all information necessary in order to prepare the Registration Statement, the Proxy Statement and the Other Filings (collectively, the "SEC TRANSACTION FILINGS") and shall provide promptly to the other party any information that such party obtains that could necessitate amending any such document.

                  (e) The Company and Parent will notify the other party promptly of the receipt of any comments from the SEC or its staff or any other appropriate government official and of any requests by the SEC or its staff or any other appropriate government official for amendments or supplements to any of the SEC Transaction Filings or for additional information and will supply the other party with copies of all correspondence between the Company or any of its representatives or Parent and any of its representatives, as the case may be, on the one hand, and the SEC or its staff or any other appropriate government official, on the other hand, with respect thereto. If at any time prior to the Effective Time, any event shall occur that should be set forth in an amendment of, or a supplement to, any of the SEC Transaction Filings, the Company and Parent agree promptly to prepare and file such amendment or supplement and to distribute such amendment or supplement as required by applicable law, including, in the case of an amendment or supplement to the Proxy Statement, mailing such supplement or amendment to the Company's shareholders. Parent shall not be required to maintain the effectiveness of the

Registration Statement for the purpose of resale by shareholders of the Company who may be affiliates of the Company or Parent pursuant to Rule 145 under the Securities Act.

                  (f) The information provided and to be provided by the Company and Parent for use in SEC Transaction Filings shall at all times prior to the Effective Time be true and correct in all material respects and shall not omit to state any material fact required to be stated therein or necessary in order to make such information not false or misleading, and the Company and Parent each agree to promptly correct any such information provided by it for use in the SEC Transaction Filings that shall have become false or misleading. The SEC Transaction Filings, when filed with the SEC or any appropriate government official, shall comply as to form in all material respects with all applicable requirements of law.

                  (g) The Company and the Parent shall cooperate with each other, provide to each other all information necessary for the preparation of any presentations to any rating agency and participate, to the extent requested in any reviews or discussions with any rating agency.

         SECTION 4.5. COMMERCIALLY REASONABLE EFFORTS. Except as otherwise provided herein, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, statutes, ordinances, codes, rules and regulations to consummate and make effective the transactions contemplated by this Agreement in the most expeditious manner practicable, including but not limited to the satisfaction of all conditions to the Merger, and to consummate the Merger as promptly as practicable, but in no event later than July 15, 1999.

         SECTION 4.6. PUBLIC ANNOUNCEMENTS. The Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements with any news media with respect to this Agreement or any of the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by law or the applicable rules of any stock exchange, including the NYSE, if it has used its commercially reasonable efforts to consult with the other party and to obtain such party's consent but has been unable to do so in a timely manner; PROVIDED, FURTHER, that nothing contained herein shall prevent any party from promptly making all filings with Governmental Entities and all disclosure as may, in its good faith judgment, be required or advisable in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (in which case the disclosing party shall advise the other parties and provide them with a copy of the proposed disclosure or filing prior to making the disclosure or filing). In this regard, the parties shall make a joint public announcement of the Merger and the transactions contemplated thereby immediately upon the signing of this Agreement.

         SECTION 4.7. NOTIFICATION. Each party hereto shall, in the event of, or promptly after obtaining knowledge of the occurrence or threatened occurrence of, any fact or circumstance that would cause or constitute a breach of any of its representations and warranties set forth herein, give notice thereof to the other parties and shall use its best efforts to prevent or promptly to remedy such breach, provided, however, that none of such notices shall be deemed to modify, amend or supplement the representations and warranties of the such party or the disclosure schedules of such party for the purposes of Article V hereof, unless the other party shall have consented thereto in writing.

         SECTION 4.8. SUBSEQUENT FINANCIAL STATEMENTS. (a) Prior to the Effective Time, the Company will consult with Parent prior to (i) making publicly available its financial results for any period and (ii) the filing of, and will timely file with the SEC, each Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Report on Form 8-K required to be filed by the Company under the Exchange Act and the rules and regulations promulgated thereunder and will promptly deliver to the Parent copies of each such report filed with the SEC. All such reports will comply in all material respects with all the applicable requirements of the Securities Act and the Exchange Act. All contracts which are required to be filed as exhibits to, or incorporated by reference in, the Company's 1998 Form 10-K will be filed or incorporated by reference. As of their respective dates, none of such reports shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The respective audited financial statements and unaudited interim financial statements of the Company, included in such reports will fairly present the financial position of the Company and its subsidiary as of the dates thereof and the results of its operations and cash flows for the periods then ended in accordance with generally accepted accounting principles applied on a consistent basis and, subject, in the case of unaudited interim financial statements, to normal year-end adjustments and any other adjustments described therein.

         (b) The Parent will timely file with the SEC, each Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Report on Form 8-K required to be filed by the Parent under the Exchange Act and the rules and regulations promulgated thereunder and will promptly deliver to the Company copies of each such report filed with the SEC. All such reports will comply in all material respects with all the applicable requirements of the Securities Act and the Exchange Act. As of their respective dates, none of such reports shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The respective audited financial statements and unaudited interim financial statements of the Parent, included in such reports will fairly present the financial position of the Parent as of the dates thereof and the results of its operations and cash flows for the periods then ended in accordance with generally accepted accounting principles applied on a consistent basis and, subject, in the case of unaudited interim financial statements, to normal year-end adjustments and any other adjustments described therein.

         SECTION 4.9. CONTROL OF OPERATIONS. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company's operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

         SECTION 4.10. REGULATORY AND OTHER AUTHORIZATIONS. (a) Each party hereto agrees to use commercially reasonable efforts to comply with all legal requirements which may be imposed on such party with respect to the Merger and to obtain all Authorizations, consents, orders and approvals of Governmental Entities and non-governmental third parties that may be or become necessary for
(i) its respective execution and delivery of, and the performance of its respective obligations pursuant to, this Agreement and (ii) the ownership of the Surviving Corporation by Parent, and each party will cooperate fully with the other parties in promptly seeking to obtain all such authorizations, consents, orders and approvals. Without limitation, the Company and Parent shall each make an appropriate filing of a Notification and Report Form pursuant to the HSR Act no later than 20 days after the date hereof and shall promptly respond to any request for additional information with respect thereto. Each such filing shall request early termination of the waiting period imposed by the HSR Act.

                  (b) Notwithstanding anything else to the contrary contained in this Agreement, Parent shall have no obligation to oppose, challenge or appeal any suit action or proceeding by any Governmental Entity before any court or governmental authority, agency or tribunal, domestic or foreign or any order or ruling by any such body (i) seeking to restrain or prohibit or restraining or prohibiting the consummation of the Merger or any of the other transactions contemplated by this Agreement, (ii) seeking to prohibit or limit or prohibiting or limiting the ownership, operation or control by the Company, Parent or any of their respective Subsidiaries of any portion of the business or assets of the Company, Parent or any of their respective Subsidiaries or seeking to compel or compelling the Company, Parent or any of their respective Subsidiaries to dispose of, grant rights in respect of, or hold separate any portion of the business or assets of the Company, Parent or any of their respective subsidiaries. Neither the Company nor any of its Subsidiaries shall take or agree to take any of the actions described in the immediately preceding sentence without the prior written consent of Parent.

         SECTION 4.11. TAX-FREE REORGANIZATION. Each of Parent and the Company will use its best efforts to cause the Merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and to enable its respective counsel to render the opinions contemplated by Sections 5.2(c) and 5.3(h). Each party shall make and shall use its best efforts to cause those of its respective officers and shareholders that counsel to the parties shall reasonably request to make, such representations and certifications as counsel to the parties shall reasonably request to enable them to render such opinion, including, without limitation, the representations of Parent contained in a certificate of Parent (the "PARENT TAX CERTIFICATE") in a form satisfactory to Morgan, Lewis & Bockius LLP and representations of the Company contained in a certificate of the Company (the "COMPANY TAX CERTIFICATE") in a form satisfactory to Morgan, Lewis & Bockius LLP.

         SECTION 4.12. TAKEOVER STATUTE. If any Takeover Statute shall become applicable to the transactions contemplated hereby each of the Company and Parent and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

         SECTION 4.13. INDEMNIFICATION OF DIRECTORS AND OFFICERS. For a period of four years after the Effective Time (or, if any claim or claims are asserted or made within such four year period, until the final disposition of such claim, if longer), Parent shall, or shall cause the Company, as the Surviving Corporation, to (a) maintain in effect the current or similar provisions regarding indemnification of officers and directors contained in the Charter and Bylaws of the Company, and (b) indemnify the directors and officers of the Company to the maximum extent to which the Company is permitted to indemnify such officers and directors under its charter and bylaws and applicable law. Parent hereby agrees, as of the Effective Time, to guarantee the Company's indemnification obligations set forth in the preceding sentence. For the period of time of such indemnification obligations, Parent shall cause the Company to maintain in effect the director and officer insurance policies in effect on the date hereof, or in the event that Parent shall consent to increase the amount of coverage thereunder, such policies with such increased coverage in effect as of Effective Time; provided, however, that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy and provided, further, that Parent shall not be obligated to provide such coverage to the extent that the cost of such coverage exceeds 150% of the cost of the current annual premium of such coverage immediately prior to the Effective Time (which the Company represents is no more than $119,000).

         SECTION 4.14. NO SOLICITATION. (a) Without the prior written consent of Parent, from and after the date hereof, the Company will not, and will not authorize or permit any of the Subsidiaries or their officers, directors, employees, financial advisors, agents and other representatives ("REPRESENTATIVES") to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing non-public information) or take any other action to facilitate knowingly any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to an Acquisition Proposal (as defined herein) from any person or (ii) engage in any discussion or negotiations relating to any Acquisition Proposal; PROVIDED, HOWEVER, that notwithstanding any other provision hereof, the Company may, (A) at any time prior to the time the Company's shareholders shall have voted to approve this Agreement engage in discussions or negotiations with a third party (and may furnish such third party information concerning the Company and its business, properties and assets to such party) who (without any solicitation, initiation, encouragement, discussion or negotiation, directly or indirectly, by or with the Company or the Representatives after the date hereof) makes an unsolicited bona fide written Acquisition Proposal if, and only to the extent that, (1) the third party has first made an Acquisition Proposal that is financially superior, with respect to the holders of the Company Common Stock generally, to the transactions contemplated by this Agreement and has demonstrated that the funds necessary for the Acquisition Proposal are reasonably likely to be available (as determined in good faith in each case by the Company's Board of Directors after consultation with its financial advisors) (such an Acquisition Proposal, a "SUPERIOR PROPOSAL"), and the Company's Board of Directors shall conclude in good faith, after considering applicable provisions of state law on the basis of advice of outside counsel, that such action is necessary for the Board of Directors to avoid breaching its fiduciary duties to the shareholders of the Company under applicable law, and (2) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, the Company receives from such person or entity an executed confidentiality agreement in substantially the same form as the Confidentiality Agreement, and
(3) the Company shall have fully complied with this Section 4.14; and/or (B) comply with Rule 14e- 2 promulgated under the Exchange Act with regard to a tender or exchange offer. As used herein, "ACQUISITION PROPOSAL" shall mean a proposal or offer for a tender or exchange offer, merger, consolidation or other business combination involving the Company or any Subsidiary of the Company or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or any Subsidiary thereof.

                  (b) The Company shall immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted heretofore by the Company or its Representatives with respect to the foregoing. The Company shall notify Parent orally and in writing of any such inquiries, offers or proposals (including, without limitation, the terms and conditions of any such proposal and the identity of the person making it), within 24 hours of the receipt thereof, shall keep Parent informed of the status and details of any such inquiry, offer or proposal, and shall give Parent at least three business days prior written notice of (i) any meeting of the Board of Directors of the Company to take any action with respect to an Acquisition Proposal or to withdrawing or modifying, in a manner adverse to Parent, its recommendation to the Company's shareholders in favor of approval of the Merger, and (ii) any confidentiality or similar agreement to be entered into with any person making such inquiry, offer or proposal.

                  (c) During the period from the date of this Agreement through the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party. During such period, the Company shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or of any state having jurisdiction.

         SECTION 4.15. CERTAIN MODIFICATIONS; FINANCIAL AND ACCOUNTING ADJUSTMENTS. Prior to the Effective Time, the Company and Parent shall consult with respect to business practices and policies and shall make such modifications or changes to the Company's practices or policies as may be mutually agreed upon and approved by the parties. The Company shall make (a) the modifications and financial adjustments set forth in the COMPANY SCHEDULE, being those modifications and adjustments necessary, as of December 31, 1998, to prepare the financial statements of the Company as of such date in accordance with GAAP and (b) provided that it has been advised in writing that all conditions to Parent's obligations hereunder have been satisfied or waived, those additional modifications and financial adjustments required to be made prior to Closing in order to prepare the financial statements of the Company, as of the quarter end immediately preceding the Closing Date, in accordance with GAAP, which additional modifications and financial adjustments shall be made after the Company shall have consulted with the Parent regarding same, including, without limitation, Parent's due diligence review and valuation of all the Company's Financing Transactions performed by Parent prior to Closing pursuant to Section 4.3. The Company and Parent shall also consult with respect to the character, amount and timing of other restructuring charges and financial adjustments to be taken by the Company as mutually agreed upon and approved by the parties, and shall take such charges and make such adjustments in accordance with generally accepted accounting principles. The Company's representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes to such policies or practices or any financial adjustments which may be undertaken in accordance with this Section 4.15.

         SECTION 4.16. CONTINUING EMPLOYEES. (a) From and after the Closing Date, Parent shall, or shall cause the Surviving Corporation to, provide benefits to continuing employees of the Company and its Subsidiaries ("CONTINUING EMPLOYEES") that, in the aggregate, are no less favorable than the benefits such Continuing Employees were entitled to immediately prior to the Effective Time. Notwithstanding the foregoing, nothing in this Section 4.16 shall require (i) the continuation of any benefit plan of any variety or prevent the amendment or termination thereof (subject to the provision, in the aggregate, of the benefits as provided in the preceding sentence) or (ii) Parent or the Surviving Corporation to continue or maintain the employment of any Continuing Employee.

         (b) With respect to any benefits plans of Parent or its subsidiaries in which the Continuing Employees participate after the Closing Date, Parent shall, or shall cause the Surviving Corporation to: (i) waive any limitations to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any welfare benefit plan, as defined in Section 3(1) of ERISA, in which such employees may be eligible to participate after the Closing Date (provided, however, that no such waiver shall apply to a pre-existing condition of any Continuing Employee who was, as of the Closing Date, excluded from participation in a Company benefit plan by nature of such pre-existing condition), (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any welfare benefit plan in which such employees may be eligible to participate after the Closing Date, and (iii) recognize all service of the Continuing Employees with the Company for all welfare benefit purposes, except (i) for those benefit plans of Parent for which the Company Employees were ineligible to participate or for which there are no comparable plans at the Company and (ii) to the extent such treatment would result in duplicative accrual on or after the Closing Date of benefits for the same period of service.


                                    ARTICLE V
                              CONDITIONS TO CLOSING

         SECTION 5.1. CONDITIONS TO THE OBLIGATIONS OF THE COMPANY AND PARENT AND MERGER SUB. The respective obligations of the Company, on the one hand, and Parent and Merger Sub, on the other hand, to consummate the transactions contemplated hereby are subject to the requirements that:

                  (a) SHAREHOLDER APPROVAL. This Agreement shall have been approved and adopted by the requisite vote of the shareholders of the Company in accordance with the TBCA and the Charter of the Company.

                  (b) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition shall have been issued and be in effect (i) restraining or prohibiting the consummation of the Merger or any of the transactions contemplated hereby or (ii) prohibiting or limiting the ownership, operation or control by the Company, Parent or any of their respective subsidiaries of any portion of the business or assets of the Company, Parent or any of their respective subsidiaries, or compelling the Company, parent or any of their respective Subsidiaries to dispose of, grant rights in respect of, or hold separate any portion of the business or assets of the Company, parent or any of their respective subsidiaries (except as contemplated by Section 4.10(b) hereof); nor shall any action have been taken by a Governmental Entity or any federal, state or foreign statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity or arbitrator, which is in effect and has the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger.

                  (c) NO LITIGATION. There shall not be any litigation or other proceeding pending (exclusive of the litigation referred to in Section 2.18(b) hereof) or threatened against the Company or any of its Subsidiaries which, in the reasonable opinion of Parent, would restrain or invalidate the transactions contemplated by this Agreement, would impair the ability of either party to perform its obligations under this Agreement, prevent or delay the consummation of any transaction contemplated thereby or would prevent Parent from realizing, in its reasonable opinion, in all material respects the economic benefits of the transactions contemplated by this Agreement that Parent currently anticipates receiving therefrom.

                  (d) HSR ACT. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

                  (e) REGISTRATION STATEMENT. The Registration Statement shall have been declared effective under the Securities Act and no stop orders with respect thereto shall have been issued, and Parent shall have received all requisite authorizations under all applicable state securities or blue sky laws necessary to consummate the transaction.

                  (f) NYSE LISTING. Approval for listing by the NYSE upon official notice of issuance of Parent Common Stock to be issued in the Merger shall have been received by Parent.

         SECTION 5.2. CONDITIONS TO THE OBLIGATIONS OF THE COMPANY. The obligations of the Company to consummate the transactions contemplated hereby are subject to the further requirements that:

                  (a) REPRESENTATIONS AND WARRANTIES. The representations of Parent set forth in the Agreement shall be true and correct (without regard to any materiality qualifier contained therein) in all material respects as of the date of this Agreement and (except to the extent such representations speak of an earlier date) as of the Closing Date as though made on and as of the Closing Date. The Company shall have received a certificate signed on behalf of Parent by the Chairman, President and Chief Executive Officer, Executive Vice President- Corporate Development and the Chief Financial Officer or the Vice President - Controller, Financial Accounting of the Parent to the foregoing effect.

                  (b) PERFORMANCE OF OBLIGATIONS. Each of the obligations of Parent and the Merger Sub to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed in all material respects on or before the Closing Date and at the Closing the Company shall have received a certificate signed on behalf of Parent by the Executive Vice President- Corporate Development and the Chief Financial Officer or the Vice President - Controller, Financial Accounting of the Parent to the foregoing effect.

                  (c) TAX OPINION. Bass, Berry & Sims PLC shall have delivered to the Company its written opinion, dated as of the Closing Date, in form and substance reasonably satisfactory to the Company, substantially to the effect that (i) the Merger constitutes a reorganization under Section 368(a) of the Code, (ii) Parent, Merger Sub and the Company will each be a party to that reorganization within the meaning of Section 368(b) of the Code, (iii) Parent, Merger Sub and the Company will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger and (iv) the shareholders of the Company will not recognize any gain or loss for U.S. Federal income tax purposes upon their exchange of the Company Common Stock solely for Parent Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Parent Common Stock).

                  (d) ABSENCE OF MATERIAL ADVERSE EFFECT. No Parent Material Adverse Effect shall have occurred.

         SECTION 5.3. CONDITIONS TO THE OBLIGATIONS OF PARENT AND MERGER SUB. The obligations of Parent and Merger Sub to consummate the transactions contemplated hereby are subject to the further requirements that:

                  (a) REPRESENTATIONS AND WARRANTIES. The representations of Company set forth in the Agreement shall be true and correct (without regard to any materiality qualifier contained therein) in all material respects and the representations of the Company set forth in Section 2.14(c) shall be true and correct as of the date of this Agreement and (except to the extent such representations speak of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Parent shall have received a certificate signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

                  (b) PERFORMANCE OF OBLIGATIONS. Each of the obligations of the Company to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed in all material respects on or before the Closing Date. At the Closing Parent shall have received a certificate signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

                  (c) ABSENCE OF MATERIAL ADVERSE EFFECT. No Company Material Adverse Effect shall have occurred.

                  (d) NO EQUITY RIGHTS IN SURVIVING CORPORATION. There shall not be any securities, rights, warrants, options, or other instruments outstanding which, after consummation of the Merger, would be convertible into or exercisable for securities of the Surviving Corporation, and Parent shall be satisfied that all outstanding options and warrants of the Company will become options or warrants solely with respect to Parent Common Stock on the terms described in Section 1.5 hereof.

                  (e) REGULATORY CONSENTS. All authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any governmental body, agency or official (all of the foregoing, "REGULATORY CONSENTS") which are necessary for the consummation of the transactions contemplated hereby, other than immaterial Regulatory Consents the failure to obtain which would have no material adverse effect on the consummation of the transactions contemplated hereby and no Company Material Adverse Effect, are listed on the COMPANY SCHEDULE and shall have been filed, have occurred or have been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the "REQUISITE REGULATORY APPROVALS") and all such Requisite Regulatory Approvals shall be in full force and effect, provided, however, that a Requisite Regulatory Approval shall not be deemed to have been obtained if in connection with the grant thereof there shall have been an imposition by any state or federal governmental body, agency or official of any condition, requirement, restriction or change of regulation, or any other action directly or indirectly related to such grant taken by such governmental body, which would reasonably be expected to either have a Company Material Adverse Effect or prevent Parent from realizing, in its reasonable opinion, in all material respects the economic benefits of the transactions contemplated by this Agreement that Parent currently anticipates receiving therefrom.

                  (f) NON-REGULATORY CONSENTS. The Company shall have obtained the consent or approval of any person whose consent or approval shall be required under any agreement or instrument which the Company is bound or to which the Company's assets or business are subject or affected in order to permit the consummation of the transactions contemplated hereby, except those which the failure to obtain would not, individually or in the aggregate, have a Material Adverse Effect on the Company; provided, that the Parent shall have received the right to use, and ownership of the Harris Williams name. The Parent shall have obtained the consent or approval of any person whose consent or approval shall be required under any agreement or instrument which the Parent is bound or to which the Parent's assets or business are subject or affected in order to permit the consummation of the transactions contemplated hereby, except those which the failure to obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect; provided that the Parent shall have obtained the necessary consents that this Agreement and the transactions contemplated hereby shall not be considered "change of control" events under the Employment and Noncompetition Agreements, dated May 16, 1996, between the Company and Chris Williams and the Employment and Noncompetition Agreements, dated May 16, 1996, between the Company and Hiter Harris.

                  (g) TAX OPINION. Morgan, Lewis & Bockius LLP shall have delivered to Parent its written opinion, dated as of the Closing Date, in form and substance reasonably satisfactory to Parent, substantially to the effect that (i) the Merger constitutes a reorganization under Section 368 of the Code,
(ii) Parent, Merger Sub and the Company will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and (iii) Parent, Merger Sub and the Company will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger.

                  (h) EMPLOYMENT/ CONSULTING ARRANGEMENTS. Each person listed on the COMPANY SCHEDULE shall have entered into an employment agreement as contemplated by Section 4.1(e), and each person listed on the COMPANY SCHEDULE shall have entered into a severance agreement in the form of Exhibit C hereto and a confidentiality, noncompetition and nonsolicitation agreement in the form of Exhibit D hereto.

                  (i) 401(k) PLAN TERMINATION. The Company and its Subsidiaries shall have taken all appropriate corporate action necessary to have terminated their retirement and profit sharing plans maintained pursuant to Section 401(k) of the Code or otherwise so that a distribution of assets under such plan may be made to all participants and beneficiaries of such plan.


                                   ARTICLE VI
                        TERMINATION, AMENDMENT AND WAIVER

         SECTION 6.1. TERMINATION. This Agreement may be terminated (by written notice by the terminating party to the other party) and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date:

                  (a) By mutual written consent of each of Parent and the Company;

                  (b) By either Parent or the Company if the Merger shall not have been consummated on or before July 15, 1999 (the "TERMINATION DATE"); provided, however, that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing or the Effective Time to occur on or before the Termination Date;

                  (c) By either Parent or the Company if a Governmental Entity or arbitrator shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties shall use their commercially reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable;

                  (d) By Parent if the Company shall have breached, or failed to comply with, in any material respect any of its obligations under this Agreement or any representation or warranty made by the Company shall have been incorrect in any material respect when made or shall have since ceased to be true and correct in any material respect, and such breach, failure or misrepresentation is not cured within 30 days after notice thereof and such breaches, failures or misrepresentations, individually or in the aggregate, result or would reasonably be expected to result in a Company Material Adverse Effect, and by the Company if the Parent shall have breached, or failed to comply with, in any material respect any of its obligations under this Agreement or any representation or warranty made by the Parent shall have been incorrect in any material respect when made or shall have since ceased to be true and correct in any material respect, and such breach, failure or misrepresentation is not cured within 30 days after notice thereof and such breaches, failures or misrepresentations, individually or in the aggregate, result or would reasonably be expected to result in a Parent Material Adverse Effect;

                  (e) By Parent (i) if there has been a breach of any of the representations, warranties, covenants or agreements set forth in Section 2.18(b), 4.1(b)(vii), 4.15, (ii) if Parent shall have determined, in its sole discretion, that the Company has failed to make the additional modifications and financial adjustments required to be made by the Company prior to the Closing pursuant to Section 4.15(b) or (iii) if the Company's directors and officers insurance policy, including any insurance binders currently in effect, is revoked, in whole or in part, prior to the Effective Time and the Company has not procured equivalent substitute insurance satisfactory to Parent.

                  (f) By Parent after the occurrence of an event which results in a Company Material Adverse Effect or by the Company after the occurrence of an event which results in a Parent Material Adverse Effect;

                  (g) By Parent if the Board of Directors of the Company or any committee of the Board of Directors of the Company (i) shall withdraw or modify in any manner adverse to Parent its approval or recommendation of this Agreement, (ii) within 15 business days after Parent's request, shall fail to reaffirm such approval or recommendation; provided that such a request is made after the Board of Directors of Company has taken any of the actions specified in clause (ii) of Section 4.14(a) hereof with respect to an Acquisition Proposal and such Acquisition Proposal has not been rejected by such Board of Directors or withdrawn, (iii) shall approve or recommend any acquisition of a material portion of its assets or any tender offer for shares of its capital stock, in each case, other than by Parent or an affiliate thereof, (iv) a tender offer or exchange offer for any of the outstanding shares of the Company Common Stock shall have been commenced or a registration statement with respect thereto shall have been filed (other than by Parent or an affiliate thereof) and the Board of Directors of the Company shall have recommended that the shareholders of the Company tender their shares in such tender or exchange offer or publicly announced its intention to take no position with respect to such tender or exchange offer, or (v) shall resolve to take any of the actions specified in this clause (g);

                  (h) By either Parent or the Company if the Required Company Shareholder Approval shall fail to have been obtained at the Shareholders Meeting, including any adjournments thereof;

                  (i) by the Company at any time during the five business day period beginning on the Determination Date, if both of the following conditions are satisfied:

                           (1) the Average Closing Price as of the Determination Date shall be less than the product of $54.25 (the "STARTING PRICE") and .75; and

                           (2) (i) the number obtained by dividing the Average Closing Price as of the Closing Date by the Starting Price (such number being referred to herein as the "PARENT RATIO") shall be less than (ii) the number obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.10 from such quotient (such number being referred to herein as the "INDEX RATIO");

subject to the following four sentences. If the Company elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to Parent, which notice by the Company shall be irrevocable. During the five-day period commencing with its receipt of such notice, Parent shall have the option, of adjusting the Exchange Ratio to equal the lesser of (i) a number equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the product of 0.75, the Starting Price and the Exchange Ratio (as then in effect) and the denominator of which is the Average Closing Price as of the Determination Date, and (ii) a number equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the Index Ratio multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the Parent Ratio. If Parent makes an election contemplated by the preceding sentence, within such five-day period it shall give prompt written notice to the Company of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this
Section 6.1(i) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 6.1(i). For purposes of this Section 6.1(i), the following terms shall have the meanings indicated:

         "Average Closing Price" means the average of the last reported sale prices per share of Parent Common Stock as reported on the NYSE Composite Transaction Tape for the ten consecutive trading days ending at the close of business on the Determination Date.

         "Determination Date" means the fifth trading day on the NYSE immediately preceding the date on which all conditions to the Closing set forth in Article V shall have been satisfied or waived (other than conditions that by their terms, cannot be satisfied until the Closing Date).

         "Index Price" on a given date means closing price of the Standard & Poor's Financial Index as of 4:00 pm as reported on Bloomberg Information Services.

         In the event that between the date of this Agreement and the Effective Time, the issued and outstanding shares of Parent Common Stock shall have been affected or changed into a different number of shares of Parent Common Stock or a different class of shares as a result of a stock split, reverse stock split, stock dividend, spin-off, extraordinary dividend, recapitalization, reclassification or other similar transaction with a record date within such period, the prices of Parent Common Stock shall be appropriately adjusted for purposes of applying this Section 6.1(i).

         SECTION 6.2. EFFECT OF TERMINATION.

                  (a) In the event of termination of this Agreement as provided in Section 6.1 hereof, this Agreement shall forthwith become void and there shall be no liability on the part of any of the parties, except as set forth in the last sentence of Section 4.3 and Section 4.6 hereof, 6.2(b) and (c) and 6.3.

                  (b) If this Agreement is terminated (i) by the Parent pursuant to Section 6.1(d) or (h) hereof or by Company pursuant to Section 6.1(h) hereof and (x) at the time of such termination or prior to the Shareholders Meeting there shall have been an Acquisition Proposal (whether or not such offer shall have been rejected or shall have been withdrawn prior to the time of such termination or of the Stockholders Meeting) and (y) within one year after termination of the Agreement the Company shall have entered into an agreement with respect to, or consummated, an Acquisition Proposal, or (ii) by Parent pursuant to Section 6.1(d) due to a willful breach by the Company of any of its obligations, representations or warranties under this Agreement and either (x) or (y) of clause (i) above has occurred, or (iii) by Parent pursuant to Section 6.1(g), then the Company shall pay to Parent a cash termination fee of $13.8 million (the "TERMINATION FEE") less any Liquidated Damages, if any, previously paid pursuant to Section 6.3 hereof within one business date of the following date, as applicable:

                           (1) if such amount is payable under the preceding clause (i) of this Section 6.2(b), the earliest date that the conditions set forth in subclauses (x) and (y) of such clause (i) shall have occurred;

                           (2) if such amount is payable under the preceding clause (ii) of this Section 6.2(b), the earliest date that the condition set forth in either subclause (x) or (y) of subclause (i) of this Section 6.2(b) shall have occurred; or

                           (3) if such amount is payable under the preceding clause (iii) of this Section 6.2(b), the date of termination.

                  (c) If the Company fails to promptly pay to Parent any Termination Fee due under Section 6.2(b), Company shall pay the costs and expenses (including reasonable legal and expert fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced base rate of Citibank, N.A. from the date such fee was required to be paid.

         SECTION 6.3. LIQUIDATED DAMAGES. If this Agreement is terminated by either Parent or Company, pursuant to Section 6.1(d) hereof, due to a willful breach by the other party of any of its obligations, representations or warranties under this Agreement, the breaching party agrees to pay the other party liquidated damages equal to all expenses incurred by such other party in connection with the negotiation, execution and performance of the transactions contemplated hereby (including without limitation all fees and expenses payable to the party's financial advisers and counsel), not to exceed $3,000,000. The parties agree that the foregoing damages shall constitute liquidated damages and not a penalty. Receipt of the foregoing damages shall constitute the sole and exclusive remedy of the terminating party, at law or in equity, and shall terminate each party's rights under this Agreement; provided, however, that Parent shall also be entitled to receive any Termination Fee due or which become due pursuant Section 6.2(b)(ii). Each of the parties hereto acknowledges and agrees that this

Section 6.3 has been agreed upon, after negotiation, as reasonable under the circumstances and that the foregoing damages constitute a reasonable estimate of the damages of the parties.

         SECTION 6.4. AMENDMENT. This Agreement may be amended by Parent and the Company pursuant to a writing adopted by action taken by Parent and the Company at any time before the Effective Time; provided, however, that, after approval of this Agreement by the shareholders of the Company, no amendment may be made which would alter or change the amount or kinds of consideration to be received by the holders of Company Common Stock upon consummation of the Merger or which would materially and adversely affect the holders of Company Common Stock, except to the extent approved by the shareholders of the Company. This Agreement may not be amended except by an instrument in writing signed by the Parties.

         SECTION 6.5. WAIVER. At any time before the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only as against such party and only if set forth in an instrument in writing signed by such party and any such waiver shall not be deemed to apply to any other circumstances.



                                   ARTICLE VII
                                  MISCELLANEOUS

         SECTION 7.1. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties contained herein shall not survive beyond the Closing Date. This Section 7.1 shall not limit any covenant or agreement of the parties hereto which by its terms requires performance after the Closing Date.

         SECTION 7.2. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter hereof.

         SECTION 7.3. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by telecopy, or by registered or certified mail (postage prepaid, return receipt requested) or by overnight courier service to the respective parties as follows:

         IF TO PARENT OR MERGER SUB:

                  The FINOVA Group Inc.
                  1850 N. Central Avenue
                  P.O. Box 2209
                  Phoenix, Arizona  85002-2209
                  Telecopy:  (602) 207-1019
                  Attention:  Glenn Gray

                  AND:

                  Telecopy:  (602) 207-4099
                  Attention:  Richard Lieberman

                  WITH A COPIES TO:

                  Morgan, Lewis & Bockius LLP
                  1701 Market Street
                  Philadelphia, PA   19103
                  Telecopy: (215) 963-5299
                  Attention: N. Jeffrey Klauder

                  IF TO THE COMPANY:

                  Sirrom Capital Corporation
                  St. Cloud Corner
                  500 Church Street
                  Suite 200
                  Nashville, Tennessee  37219
                  Telecopy:  (615) 256-9958
                  Attention:  Maria-Lisa Caldwell

                  WITH A COPY TO:

                  Bass, Berry & Sims PLC
                  2700 First American Center
                  Nashville, TN  37238
                  Telecopy:  (615) 742-6262
                  Attention:  Bob F. Thompson

or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above. Any notice or communication delivered in person shall be deemed effective on delivery. Any notice or communication sent by telecopy shall be deemed effective on the first business day at the place of which such notice or communication is received following the day on which such notice or communication was sent. Any notice or communication sent by registered or certified mail shall be deemed effective on the fifth business day at the place from which such notice or communication was mailed following the day in which such notice or communication was mailed.

         SECTION 7.4. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware regardless of the laws that might otherwise govern under principles of conflicts of laws applicable thereto.

         SECTION 7.5. DESCRIPTIVE HEADINGS. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

         SECTION 7.6. PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person (including without limitation any employee of the Company or any Subsidiary) any rights or remedies of any nature whatsoever under or by reason of this Agreement except for Section 4.10 (which is intended to be for the benefit of the persons provided for therein, and may be enforced by such persons).

         SECTION 7.7. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

         SECTION 7.8. EXPENSES. Except as otherwise provided herein, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses except that Parent and the Company shall share equally (i) the registration fees payable with respect to filing the Proxy Statement and Registration Statement, and (ii) all printing and mailing expenses incurred with respect to the Proxy Statement and Registration Statement.

         SECTION 7.9. PERSONAL LIABILITY. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect shareholder of any party hereto or any officer, director, employee, agent, representative or investor of any party hereto.

         SECTION 7.10. BINDING EFFECT; ASSIGNMENT. This Agreement shall inure to the benefit of be binding upon the parties hereto and their respective legal representatives and successors. This Agreement may not be assigned by any party hereto.

         SECTION 7.11. SEVERABILITY. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable in any jurisdiction, the remainder hereof, and the application of such provision to such person or circumstance in any other jurisdiction or to other persons or circumstances in any jurisdiction, shall not be affected thereby, and to this end the provisions of this Agreement shall be severable.

         SECTION 7.12. LEGAL FEES AND COSTS. If any party hereto institutes any action or proceeding, whether before a court or arbitrator, to enforce any provision of this Agreement, the prevailing party therein shall be entitled to received from the losing party reasonable attorneys' fees and costs incurred in such action or proceeding, whether or not such action or proceeding is prosecuted to judgment.

         IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized on the day and year first above written.

                              THE FINOVA GROUP INC.


                              By: /s/ GLENN E. GRAY
                                  ----------------------------------------
                                  Name:  Glenn E. Gray
                                  Title: Vice President


                              FINOVA NEWCO INC.


                              By: /s/ GLENN E. GRAY
                                  ----------------------------------------
                                  Name:  Glenn E. Gray
                                  Title: Vice President


                              SIRROM CAPITAL CORPORATION


                              By: /s/ CARL W. STRATTON
                                  ----------------------------------------
                                  Name: Carl W. Stratton
                                  Title: Chief Finanical Officer

                                                                       EXHIBIT 2
                                VOTING AGREEMENT

         VOTING AGREEMENT dated as of January 6, 1999, between The FINOVA Group Inc., a Delaware corporation ("Parent"), and the persons listed on Schedule A hereto (collectively, the "Securityholders").

         WHEREAS, Parent, FINOVA Newco Inc., a Delaware corporation ("Merger Sub"), and Sirrom Capital Corporation, a Tennessee corporation (the "Company"), propose to enter into an Agreement and Plan of Merger, dated the date hereof (as the same may be amended or supplemented, the "Merger Agreement") providing for the merger of Merger Sub with and into the Company (the "Merger");

         WHEREAS, each Securityholder, as of the date hereof, owns in the aggregate (including shares held both beneficially and of record and other shares held either beneficially or of record) the number of shares of common stock, no par value, of the Company (the "Common Shares") set forth opposite such Securityholder's name on Schedule A hereto and; such Common Shares, as they may be adjusted by stock dividend, stock split, recapitalization, combination or exchange of shares, merger, consolidation, reorganization or other chance or transaction of or by the Company, together with securities that may be acquired after the date hereof by such Securityholder including Common Shares issuable upon the exercise of options to purchase Common Shares (as the same may be adjusted as aforesaid), being collectively referred to herein as the "Securities"; and

         WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has requested that the Securityholders (who include all of the members of the Board of Directors of the Company) enter into this Agreement (capitalized terms not otherwise defined herein shall have the meanings set forth in Merger Agreement);

         NOW, THEREFORE, to induce Parent to enter into, and in consideration of it entering into the Merger Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

         1. COVENANTS OF THE SECURITYHOLDERS. Each Securityholder, severally and not jointly, agrees as follows:

                  (a) The Securityholder shall not, except as contemplated by the terms of this Agreement, (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any Contract (as defined below), option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, the Securities to any person or entity other than Parent or Parent's designee, (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to the Securities, or (iii) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby; provided, however, that any Securityholder that is an individual may transfer all or any part of his or her Securities to any sibling or any other member of his or her immediate family, any of his or her lineal descendants or any trust for the benefit of any of them, if the recipient of the Securities agrees in advance, in a writing delivered to Parent, to be bound by this Agreement.

                  (b) Until the Merger is consummated or the Merger Agreement is terminated, the Securityholder shall not, nor shall the Securityholder permit any investment banker, financial adviser, attorneys accountant or other representative or the Securityholder to, directly or indirectly (i) solicit, initiate or encourage (including, by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by an investment banker, financial advisor, attorney, accountant or other representative or agent of the Securityholder, acting on behalf of such Securityholder and not on behalf of the Company shall be deemed to be a violation of this Section l(b) by the Securityholder. Notwithstanding the foregoing, any Securityholder that is a director of the Company shall not violate this Section 1(b) to the extent that the Company's Board of Directors is permitted to act under Section 4.4(b) and 4.14(a) of the Merger Agreement.

                  (c) At any meeting of Securityholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, each Securityholder shall vote (or cause to be voted) such Securityholder's Securities in favor of the Merger, the adoption of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement. At any meeting of Securityholders of the Company or at any adjournment thereof or in any other circumstances upon which the Securityholder's vote, consent or other approval is sought, such Securityholder shall vote (or cause to be voted) such Securityholder's Securities against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Acquisition Proposal (collectively, "Alternative Transactions") or
(ii) any amendment of the Company's Charter or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement including any consent to the treatment of any Securities in or in connection with such transaction (collectively, "Frustrating Transactions").

                  (d) No person executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes any agreement or understanding herein in his or her capacity as such director or officer. Each Securityholder signs solely in his or her capacity as the record holder and/or beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of such Securityholder's Securities and nothing herein shall limit or affect any actions taken by a Securityholder in its capacity as an officer or director of the Company to the extent specifically permitted by the Merger Agreement.

         2. GRANT OF IRREVOCABLE PROXY COUPLED WITH AN INTEREST; APPOINTMENT OF PROXY.

                  (a) Each Securityholder hereby irrevocably grants to, and appoints, Samuel L. Eichenfield, Matthew Breyne, Glenn E. Gray or any other individual designated by Parent, and each of them, such Securityholder's proxy and attorney-in-fact with full power of substitution), for and in the name, place and stead of such Securityholder, to vote such Securityholder's Securities, or grant a consent or approval in respect of such Securities, at any meeting of Securityholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or their approval is sought, (i) in favor of the Merger, the adoption by the Company the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement, and (ii) against any Alternative Transaction or Frustrating Transaction.

                  (b) Each Securityholder represents that any proxies heretofore given in respect of such Securityholder's Securities are not irrevocable, and that any such proxies are hereby revoked.

                  (c) EACH SECURITYHOLDER HEREBY AFFIRMS THAT THE PROXY SET FORTH IN THIS SECTION 2 IS COUPLED WITH INTEREST AND IS IRREVOCABLE UNTIL SUCH TIME AS THIS AGREEMENT TERMINATES IN ACCORDANCE WITH ITS TERMS. Such Securityholder hereby further affirms that the irrevocable proxy is given in connection with the execution of the Merger Agreement and that such irrevocable proxy is given to secure the performance of the duties of such Securityholder under this Agreement. Such Securityholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with provisions of Section 48-17-203(d) of the Tennessee Business Corporation Act ("TBCA"). Such irrevocable proxy shall be valid until the later to occur of
(i) one year from the date hereof or (ii) termination of this Agreement in accordance with its terms.

         3. REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDERS. Securityholder hereby, severally and not jointly, represents and warrants to Parent as follows:

                  (a) The Securityholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Securityholder. This Agreement has been duly executed and delivered by the Securityholder and constitutes a valid and binding obligation of the Securityholders enforceable against the Securityholder in accordance with its terms. Except for the informational filings with the Securities and Exchange Commission, neither the execution, delivery or performance of this Agreement by the Securityholder of the transactions contemplated hereby will (i) require any filing with, or permit, authorization, consent or approval of, any federal, state, local or municipal foreign or other government or subdivision, branch, department or agency thereof or any government or quasi-governmental authority of any nature, including any court or other tribunal, (a "Governmental Entity"), (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancellation or acceleration under, or result in the creation of any Lien upon any of the properties or assets of the Securityholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, agreement or other instrument or obligation (a "Contract") to which the Securityholder is a party or by which the Securityholder or any of the Securityholder's properties or assets, including the Securityholder's Securities, may be bound or (iii) violate any judgment, order, writ, preliminary or permanent injunction or decree (an "Order") or any statute, law, ordinance, rule or regulation of any Governmental Entity (a "Law") applicable to the Securityholder or any of the Securityholder's properties or assets, including the Securityholder's Securities.

                  (b) THE SECURITIES. The Securityholder's Securities and the certificates representing such Securities are now, and it all times during the term hereof will be, held by such Securityholder, or by a nominee or custodian for the benefit of such Securityholder, and such Securities are not subject to any proxies, voting trusts or agreements, understandings, arrangements or other similar restrictions. The Securityholder owns of record or beneficially no securities of the Company, or any options, warrants or rights exercisable for securities of the Company, other than such Securityholder's Securities and shares of Common Stock issuable upon the exercise of any Company options, in each case as set forth on Schedule A hereto.

                  (c) BROKERS. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Securityholder.

                  (d) MERGER AGREEMENT. The Securityholder understands and acknowledges that Parent is entering into, the Merger Agreement in reliance upon the Securityholder's execution and delivery of this Agreement.

         4. BOARD APPROVAL. The Board of Directors of the Company has duly and validly authorized and approved by all necessary corporate action, this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby, so that by the execution and delivery hereof no restrictive provision of any "fair price," "moratorium," "control-share acquisition," "interested shareholders" or other similar anti-takeover statute or regulation (including, without limitation, Section 48-35-205 of the TBCA) or restrictive provision of any applicable anti-takeover provision in the Articles of Incorporation or by-laws of the Company is, or at the closing of the transactions contemplated hereby will be, applicable to the Company, Parent, the Securities, the Merger or any other transaction contemplated by this Agreement.

         5. REPRESENTATIONS AND WARRANTIES OF PARENT. Parent hereby represents and warrants to the Securityholders as follows:

                  (a) AUTHORITY. Parent has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding obligation of the Securityholders, constitutes a valid and binding obligation of Parent enforceable in accordance with its terms.

         6. FURTHER ASSURANCES. Each Securityholder will, from time to time, execute and deliver, or cause to be executed and delivered. such additional or further transfers, assignments, endorsements, consents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and to vest the power to vote such Securityholder's Securities as contemplated by Section 2. Parent agrees to use reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed with respect to the transactions contemplated by this Agreement.

         7. ASSIGNMENT; BINDING EFFECT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         8. TERMINATION. This Agreement, including all rights and obligations of the parties hereunder, shall terminate upon the earlier of the termination of the Merger Agreement pursuant to Section 6.1 thereof or the Effective Time, PROVIDED, HOWEVER, that if the Merger Agreement is terminated pursuant to
Section 6.1(d), 6.1(g) or 6.1(h) of the Merger Agreement and at the time of termination there shall have been an Acquisition Proposal, this Agreement shall not terminate until the earlier of (i) four months following the termination of the Merger Agreement or (ii) payment to the Parent of a Termination Fee pursuant to Section 6.2.

         9. STOP TRANSFER. The Company agrees with, and covenants to, Parent that the Company shall not register the transfer of any certificate representing any Securityholder's Securities unless such transfer is made in accordance with the terms of this Agreement.

         10. GENERAL PROVISIONS.

                  (a) EXPENSES. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

                  (b) AMENDMENTS. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

                  (c) NOTICE. All notices and other communications hereunder shall be in writing and shall be deemed given upon receipt to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                  (i)      if to Parent, to

                           The FINOVA Group Inc.
                           1850 N. Central Avenue
                           P.O. Box 2209
                           Phoenix, Arizona  85002-2209
                           Facsimile: (602) 207-1019

                           with a copy to:

                           Jeffrey N. Klauder
                           Morgan, Lewis & Bockius LLP
                           1701 Market Street
                           Philadelphia, Pennsylvania 19103
                           Facsimile:  (215) 963-5694

                                    and

                  (ii) if to a Securityholder, to the address set forth under the name of such Securityholder on Schedule A hereto with a copy to:
                           Bass, Berry & Sims PLC
                           2700 First American Center
                           Nashville, TN  37238
                           Telecopy:  (615) 742-6262
                           Attention:  Bob F. Thompson

                  (d) INTERPRETATION. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

                  (e) COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

                  (f) ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

                  (g) GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law, except that the provisions of the TBCA shall apply with respect to the granting of the irrevocable proxy pursuant to Section 2(c) hereof.

                  (h) PUBLICITY. Except as otherwise required by law, court process or the rules of a national securities exchange or the New York Stock Exchange or as contemplated or provided in the Merger Agreement, for so long as this Agreement is in effect, neither any Securityholder nor Parent shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement or the Merger Agreement without the consent of the other parties, which consent shall not be unreasonably withheld.

         11. ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in a court of the United States. This being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.

         EACH SECURITYHOLDER AGREES THAT, IN CONNECTION WITH ANY
LEGAL SUIT OR PROCEEDING ARISING WITH RESPECT TO THIS AGREEMENT IT SHALL SUBMIT TO THE JURISDICTION OF THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE AND AGREES TO VENUE IN SUCH COURTS. EACH SECURITYHOLDER HEREBY APPOINTS THE SECRETARY OF THE COMPANY AS ITS AGENT FOR SERVICE OF PROCESS FOR PURPOSES OF THE FOREGOING SENTENCE ONLY. EACH PARTY HERETO WAIVES ANY RIGHT TO JURY TRIAL IN CONNECTION WITH ANY SUCH SUIT OR PROCEEDING.

         IN WITNESS WHEREOF Parent has caused this Agreement to be signed by its officer thereunto duly authorized and each Securityholder has signed this Agreement, all as of the date first written above.

                                       THE FINOVA GROUP INC.


                                       By: /s/ Glenn E. Gray
                                           ----------------------------------
                                           Name: Glenn E. Gray
                                           Title: Vice President



                                       SECURITYHOLDER


                                       By: /s/ E. Townes Duncan
                                           ----------------------------------
                                           Name: E. Townes Duncan



                                       SECURITYHOLDER


                                       By: /s/ William D. Eberle
                                           ----------------------------------
                                           Name: William D. Eberle



                                       SECURITYHOLDER


                                       By: /s/ Edward J. Mathias
                                           ----------------------------------
                                           Name: Edward J. Mathias

                                       SECURITYHOLDER


                                       By: /s/ Robert A. McCabe, Jr.
                                           ----------------------------------
                                           Name: Robert A. McCabe, Jr.



                                       SECURITYHOLDER


                                       By: /s/ George M. Miller, II
                                           ----------------------------------
                                           Name: George M. Miller, II



                                       SECURITYHOLDER


                                       By: /s/ John A. Morris, Jr., M.D.
                                           ----------------------------------
                                           Name: John A. Morris, Jr., M.D.



                                       SIRROM PARTNERS, L.P.


                                       By: /s/ John A. Morris, Jr., M.D.
                                           ----------------------------------
                                           Name: John A. Morris, Jr., M.D.



                                       SECURITYHOLDER


                                       By: /s/ Raymond H. Pirtle, Jr.
                                           ----------------------------------
                                           Name: Raymond H. Pirtle, Jr.



                                       SECURITYHOLDER


                                       By: /s/ Keith M. Thompson
                                           ----------------------------------
                                           Name: Keith M. Thompson

                                       SECURITYHOLDER


                                       By: /s/ Christopher H. Williams, III
                                           ----------------------------------
                                           Name: Christopher H. Williams, III



                                       SECURITYHOLDER


                                       By: /s/ L. Edward Wilson
                                           ----------------------------------
                                           Name:  L. Edward Wilson




                                     JOINDER

         The undersigned joins in the execution and delivery of this Agreement for the sole purpose of agreeing to be bound by the provisions of Section 9 of this Agreement.

                                       SIRROM CAPITAL CORPORATION


                                       By: /s/ David M. Traversi
                                           ----------------------------------
                                           Name: David M. Traversi
                                           Title:  President

                                                         SCHEDULE A TO EXHIBIT 2


                                             COMMON         ADDITIONAL SECURITIES
NAME AND ADDRESS                             SHARES           BENEFICIALLY OWNED
----------------                             ------           ------------------
E. Townes Duncan                              400             Options to purchase
Solidus                                                       12,000 shares
30 Burton Hills Boulevard
Suite 100
Nashville, TN  37215

William D. Eberle                            3,000            Options to purchase
13 Garland Road                                               32,000 shares
Concord, MA  01742
         or
1059 Buttonwood Lane
Bandy Beach, Unit D-101
Sanibel, FL  33957

Edward J. Mathias                           128,660           Options to purchase
The Carlyle Group                                             32,000 shares
1001 Pennsylvania Avenue, N.W.
Suite 220 S.
Washington, D.C.  20004

Robert A. McCabe, Jr.                         200             Options to purchase
First American Bank                                           20,400 shares
First American Center
6th Floor
Nashville, TN  37237

George M. Miller, II                    215,318 (Direct)      Options to purchase
500 Church Street                       190,830 (held by      1,224,680 shares
Suite 200                               three trusts the
Nashville, TN  37219                  trustee of which is
                                       Mr. Miller's Wife)

John A. Morris, Jr., M.D.                 716,112 (by
243 Medical Center South                 Sirrom, Ltd.)
2100 Pierce Avenue                       3,402,296 (by
Nashville, TN  37212                    Sirrom Partners,
                                             L.P.)




Raymond H. Pirtle, Jr.                           37,456           Options to purchase
Equitable Securities                                              44,000 shares
900 Nashville City Center
Nashville, TN  37219

Keith M. Thompson                                11,000           Options to purchase
Republic Automotive Parts                                         16,000 shares
500 Wilson Pike Circle, Ste. 115
Brentwood, TN  37027

Christopher H. Williams, III                    609,358
Harris Williams & Co.
707 East Main Street, 19th Floor
Richmond, VA  23219

L. Edward Wilson                                107,327           Options to purchase
SRF, Inc.                                                         44,000 shares
500 Church Street
Suite 200
Nashville, TN  37219